United States

Securities and Exchange Commission

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the

Securities Exchange Act of 1934

For the month of

July 2026

Vale S.A.

Praia de Botafogo nº 186, 18º andar, Botafogo
22250-145 Rio de Janeiro, RJ, Brazil

(Address of principal executive office)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

(Check One) Form 20-F ☒ Form 40-F ☐

VALE

INTERIM FINANCIAL STATEMENTS

June 30, 2026

(A free translation of the original in Portuguese)

Carajás unit
Photo: Ricardo Teles

Contents

Interim Income Statement 3
Interim Statement of Comprehensive Income 5
Interim Statement of Cash Flows 6
Interim Statement of Financial Position 7
Interim Statement of Changes in Equity 9
Interim Value Added Statement 10
Performance 11
1. Corporate information 12
2. Significant events and transactions related to the three-month period ended June 30, 2026 13
3. Information by business segment and geographic area 13
4. Costs and expenses by nature 17
5. Taxes 18
6. Basic and diluted earnings per share 20
Working Capital 21
7. Accounts receivable 22
8. Inventories 22
9. Suppliers and other payables 23
10. Cash flows from operating activities 23
Operating assets 24
11. Property, plant, and equipment 25
12. Provision for de-characterization of dam structures and asset retirement obligations 26
13. Intangible assets 29
14. Railway concessions 30
Financial management 31
15. Financial results 32
16. Financial assets and liabilities 33
17. Financial and capital risk management 34
18. Loans and borrowings 38
19. Leases 39
20. Other financial assets and liabilities 40
21. Cash flows from financing activities 42
Provisions, contingencies and other commitments 44
22. Brumadinho dam failure 45
23. Liabilities related to associates and joint ventures 47
24. Legal and administrative proceedings 48
Capital structure 51
25. Equity 52
Related parties 54
26. Investments in associates and joint ventures 55
27. Acquisitions and divestitures 56
28. Employee benefits 57
29. Related parties 58
Basis of preparation and other requirements 65
30. Basis of preparation of consolidated interim financial statements 66
Report on review of parent company and consolidated condensed interim financial statements 67

		Three-month period ended June 30,		Six-month period ended June 30,
	Notes	2026	2025	2026	2025
Net operating revenue	3(b)	53,012	49,807	101,692	97,218
Cost of goods sold and services rendered	4(a)	(36,833)	(34,421)	(69,256)	(66,232)
Gross profit		16,179	15,386	32,436	30,986

Operating expenses
Selling and administrative	4(b)	(888)	(742)	(1,688)	(1,587)
Research and development		(936)	(898)	(1,621)	(1,617)
Pre-operating and operational stoppage	12	(508)	(402)	(766)	(925)
Other operating expenses, net	4(c)	(3,097)	(1,252)	(4,502)	(2,765)
Impairment and other results related to non-current assets, net	11, 13 and 27	86	(743)	(542)	(2,199)
Operating income		10,836	11,349	23,317	21,893

Financial income	15	614	637	1,288	1,315
Financial expenses	15	(2,062)	(2,282)	(4,261)	(4,512)
Other financial items, net	15	(1,000)	2,649	736	5,383
Equity results and other results in associates and joint ventures	23 and 26	506	(366)	693	(24)
Income before income taxes		8,894	11,987	21,773	24,055

Income taxes	5	(1,853)	200	(4,533)	(3,695)

Net income		7,041	12,187	17,240	20,360
Net income attributable to noncontrolling interests		194	106	440	115
Net income attributable to Vale S.A.'s shareholders		6,847	12,081	16,800	20,245

Earnings per share attributable to Vale S.A.'s shareholders	6
Basic and diluted earnings per common share (R$)		1.61	2.83	3.94	4.74
Diluted earnings per common share (R$)		1.60	2.83	3.93	4.74

The accompanying notes are an integral part of these interim financial statements.

3

		Three-month period ended June 30,		Six-month period ended June 30,
	Notes	2026	2025	2026	2025
Net operating revenue	3(b)	29,967	32,259	56,945	60,416
Cost of goods sold and services rendered	4(a)	(18,054)	(18,154)	(34,197)	(33,600)
Gross profit		11,913	14,105	22,748	26,816

Operating expenses
Selling and administrative	4(b)	(437)	(362)	(842)	(775)
Research and development		(641)	(574)	(1,122)	(1,001)
Pre-operating and operational stoppage	12	(326)	(327)	(559)	(823)
Equity results and others results from subsidiaries	26	718	484	5,809	2,573
Other operating expenses, net	4(c)	(2,727)	(768)	(3,867)	(2,039)
Impairment and other results related to non-current assets, net	11, 13 e 27	296	(288)	(513)	(1,577)
Operating income		8,796	12,270	21,654	23,174

Financial income	15	397	372	813	745
Financial expenses	15	(1,992)	(2,278)	(4,011)	(4,316)
Other financial items, net	15	26	1,604	(467)	4,578
Equity results and other results in associates and joint ventures	23 e 26	506	(366)	693	(24)
Income before income taxes		7,733	11,602	18,682	24,157

Income taxes	5	(886)	479	(1,882)	(3,912)

Net income		6,847	12,081	16,800	20,245

Earnings per share attributable to Vale S.A.'s shareholders	6
Basic earnings per common share (R$)		1.61	2.83	3.94	4.74
Diluted earnings per common share (R$)		1.60	2.83	3.93	4.74

4

		Consolidated
		Three-month period ended June 30,		Six-month period ended June 30,
	Notes	2026	2025	2026	2025
Net income		7,041	12,187	17,240	20,360
Other comprehensive income (loss):
Items that will not be reclassified to income statement
Retirement benefit obligations		50	314	29	289
		50	314	29	289
Items that may be reclassified to income statement
Translation adjustments of foreign operations (i)		(1,000)	(926)	(4,582)	(5,996)
Hedge of net investment in foreign operation	17(a.iv)	161	643	883	1,663
Reclassification of cumulative translation adjustment to income statement		-	-	-	55
		(839)	(283)	(3,699)	(4,278)
Comprehensive income		6,252	12,218	13,570	16,371

Comprehensive income (loss) attributable to noncontrolling interests		132	175	206	(137)
Comprehensive income attributable to Vale S.A.'s shareholders		6,120	12,043	13,364	16,508

		Parent Company
		Three-month period ended June 30,		Six-month period ended June 30,
	Notes	2026	2025	2026	2025
Net income		6,847	12,081	16,800	20,245
Other comprehensive income (loss):
Items that will not be reclassified to income statement
Retirement benefit obligations		(24)	170	(40)	154
Equity interests in other comprehensive income of subsidiaries		73	144	68	135
		49	314	28	289
Items that may be reclassified to income statement
Translation adjustments of foreign operations (i)		(937)	(995)	(4,347)	(5,744)
Net investment hedge	17(a.iv)	161	643	883	1,663
Reclassification of cumulative translation adjustment to income statement (ii)		-	-	-	55
		(776)	(352)	(3,464)	(4,026)
Comprehensive income		6,120	12,043	13,364	16,508

(i) Includes the effect of changes in the exchange rates used by the Company to translate the financial information of investees operating in an international economic environment, with a currency different from the functional currency of Vale S.A. (note 30b).

Items above are stated net of tax, when applicable, and the related taxes effects are disclosed in note 5.

The accompanying notes are an integral part of these interim financial statements.

5

		Consolidated		Parent Company
Six-month period ended June 30,	Notes	2026	2025	2026	2025
Cash generated from operations	10	28,864	31,057	29,108	32,162
Payment of interest on loans, financing and other financial liabilities	21	(2,703)	(2,920)	(2,943)	(3,108)
Receipts from the settlement of derivatives, net	17	2,312	1,613	1,281	1,611
Payments related to the Brumadinho event	22	(1,897)	(1,644)	(1,897)	(1,644)
Payments related to de-characterization of dams	12	(690)	(933)	(690)	(933)
Payments related to participative shareholder's debentures remuneration	20(b)	(700)	(760)	(700)	(760)
Payments of income taxes (including refinancing programs)		(3,060)	(6,121)	(1,620)	(5,152)
Net cash generated by operating activities		22,126	20,292	22,539	22,176

Cash flow from investing activities:
Acquisition of property, plant and equipment and intangible assets		(12,532)	(14,074)	(9,493)	(10,551)
Payments related to the Samarco dam failure	23(a)	(4,286)	(6,476)	(4,286)	(6,476)
Dividends received from associates and joint ventures		324	448	112	397
Short-term investment, net		602	741	451	494
Other investing activities, net		(10)	(49)	(119)	(558)
Net cash used in investing activities		(15,902)	(19,410)	(13,335)	(16,694)

Cash flow from financing activities:
Loans and borrowings from third parties	21	5,828	18,674	3,243	8,759
Payments of loans and borrowings to third parties	21	(6,279)	(5,641)	(1,108)	(1,168)
Payments of leasing	19(b)	(443)	(361)	(142)	(76)
Dividends and interest on capital paid to Vale S.A.’s shareholders	25(d.i)	(14,465)	(11,365)	(14,465)	(11,365)
Shares buyback program	25(c)	(1,091)	–	(1,091)	–
Net cash generated by (used in) financing activities		(16,450)	1,307	(13,563)	(3,850)

Net increase (decrease) in cash and cash equivalents		(10,226)	2,189	(4,359)	1,632
Cash and cash equivalents at the beginning of the period		40,563	30,671	11,460	9,084
Effect of exchange rate changes on cash and cash equivalents		(1,466)	(2,109)	–	–
Cash from subsidiaries classified as non-current assets held for sale		–	(658)	–	–
Cash and cash equivalents of merged subsidiaries		–	–	23	–
Cash and cash equivalents at end of the period		28,871	30,093	7,124	10,716

The accompanying notes are an integral part of these interim financial statements.

6

		Consolidated		Parent Company
Interim Statement of Financial Position	Notes	June 30, 2026	December 31, 2025	June 30, 2026	December 31, 2025
Assets
Current assets
Cash and cash equivalents	16	28,871	40,563	7,124	11,460
Short-term investments	16	971	1,066	864	899
Accounts receivable	7	13,534	12,639	14,744	15,081
Other financial assets	20	2,983	2,517	1,591	1,425
Inventories	8	32,424	32,666	8,454	7,944
Recoverable taxes	5(d)	8,889	8,280	7,482	5,856
Other		3,601	2,914	2,198	2,271
		91,273	100,645	42,457	44,936
Non-current assets held for sale	27(b)	138	–	–	–
		91,411	100,645	42,457	44,936
Non-current assets
Judicial deposits	24(c)	2,989	3,580	2,857	3,453
Other financial assets	20	4,099	2,637	2,319	1,230
Recoverable taxes	5(d)	9,025	9,768	7,825	8,608
Deferred income taxes	5(b)	31,143	34,761	23,056	24,899
Other		7,283	7,728	5,044	5,321
		54,539	58,474	41,101	43,511

Investments	26	27,248	27,674	134,209	133,861
Intangible assets	13	48,775	49,261	41,561	42,045
Property, plant, and equipment	11	240,188	240,040	163,615	159,608
		370,750	375,449	380,486	379,025
Total assets		462,161	476,094	422,943	423,961
Liabilities and shareholders' equity
Current liabilities
Suppliers and other payables	9	32,113	30,621	16,255	17,289
Loans and borrowings	18	5,659	2,847	4,179	960
Leases	19	875	884	374	329
Railway concession	14	3,255	3,138	3,255	3,138
Other financial liabilities	20	3,363	3,603	17,457	26,970
Taxes payable	5(d)	4,606	3,781	2,477	1,255
Settlement programs ("REFIS")	5(d)	2,402	2,328	2,402	2,328
Liabilities related to Brumadinho	22	4,178	4,168	4,178	4,168
Liabilities related to associates and joint ventures	23	3,424	5,955	3,424	5,955
De-characterization of dams and asset retirement obligations	12	5,792	4,774	5,177	4,208
Provisions for litigation	24(a)	834	794	834	794
Employee benefits	28	4,590	6,234	3,100	4,025
Dividends payable	25(d.i)	110	14,588	110	14,588
Other		4,566	3,605	3,601	2,672
		75,767	87,320	66,823	88,679
Liabilities associated with non-current assets held for sale	27(b)	936	–	–	–
		76,703	87,320	66,823	88,679
Non-current liabilities
Loans and borrowings	18	89,094	96,932	33,167	35,134
Leases	19	2,406	2,794	766	831
Railway concession	14	9,266	10,034	9,266	10,034
Other financial liabilities	20	16,804	16,770	69,472	53,825
Settlement programs ("REFIS")	5(d)	3,248	4,314	3,248	4,314
Deferred income taxes	5(b)	279	588	–	–
Liabilities related to Brumadinho	22	5,007	6,345	5,007	6,345
Liabilities related to associates and joint ventures	23	7,429	8,424	7,429	8,424
De-characterization of dams and asset retirement obligations	12	26,047	29,128	16,762	18,667
Provisions for litigation	24(a)	5,159	4,944	4,700	4,607
Employee benefits	28	6,135	6,680	2,540	2,489
Streaming transactions		10,064	10,831	–	–
Other		3,053	2,064	7,128	6,313
		183,991	199,848	159,485	150,983
Total liabilities		260,694	287,168	226,308	239,662

Equity	25
Equity attributable to Vale S.A.'s shareholders		196,635	184,299	196,635	184,299
Equity attributable to noncontrolling interests		4,832	4,627	–	–
Total equity		201,467	188,926	196,635	184,299
Total liabilities and equity		462,161	476,094	422,943	423,961

The accompanying notes are an integral part of these interim financial statements.

7

	Notes	Share capital	Capital reserve	Profit reserves	Treasury shares	Other reserves	Cumulative translation adjustments	Retained earnings	Equity attributable to Vale S.A.’s shareholders	Equity attributable to noncontrolling interests	Total equity
Balance as of December 31, 2025		77,300	3,634	96,179	(19,781)	(177)	27,144	-	184,299	4,627	188,926
Net income		-	-	-	-	-	-	16,800	16,800	440	17,240
Other comprehensive income		-	-	-	-	(14)	(3,422)	-	(3,436)	(234)	(3,670)
Capital Increase	25(a)	500	-	(500)	-	-	-	-	-	-	-
Dividends of noncontrolling interests		-	-	-	-	-	-	-	-	(1)	(1)
Shares buyback program	25(c)	-	-	-	(1,091)	-	-	-	(1,091)	-	(1,091)
Capital transactions		-	-	-	-	(18)	-	-	(18)	-	(18)
Share-based payment programs	28(a)	-	-	-	51	30	-	-	81	-	81
Treasury shares canceled	25(b)	-	-	(6,967)	6,967	-	-	-	-	-	-
Balance as of June 30, 2026		77,800	3,634	88,712	(13,854)	(179)	23,722	16,800	196,635	4,832	201,467

Balance as of December 31, 2024		77,300	3,634	114,889	(19,785)	(432)	31,166	-	206,772	6,948	213,720
Net income		-	-	-	-	-	-	20,245	20,245	115	20,360
Other comprehensive income		-	-	-	-	157	(3,894)	-	(3,737)	(252)	(3,989)
Dividends and interest on capital of Vale S.A.'s shareholders	25(d)	-	-	(9,143)	-	-	-	-	(9,143)	-	(9,143)
Dividends of noncontrolling interest		-	-	-	-	-	-	-	-	(24)	(24)
Capital transactions		-	-	-	-	(36)	-	-	(36)	3	(33)
Share-based payment programs	28(a)	-	-	-	4	70	-	-	74	-	74
Balance as of June 30, 2025		77,300	3,634	105,746	(19,781)	(241)	27,272	20,245	214,175	6,790	220,965

The accompanying notes are an integral part of these interim financial statements.

8

	Consolidated		Parent company
Six-month period ended June 30,	2026	2025	2026	2025
Generation of value added
Gross revenue
Revenue from products and services	102,594	98,216	57,733	61,339
Revenue from the construction of own assets	1,647	3,042	1,544	2,973
Other revenues	871	676	619	484
Less:
Cost of products, goods and services sold	(22,567)	(21,799)	(12,106)	(12,504)
Material, energy, third-party services and other	(25,543)	(25,761)	(8,700)	(9,482)
Impairment and other results related to non-current assets, net	(542)	(2,199)	(513)	(1,577)
Expenses related to Brumadinho event	(1,141)	(1,144)	(1,141)	(1,144)
De-characterization of dams	287	362	287	362
Other costs and expenses	(8,954)	(7,089)	(5,755)	(4,080)
Gross value added	46,652	44,304	31,968	36,371
Depreciation, amortization and depletion	(9,038)	(8,521)	(5,615)	(5,313)
Net value added	37,614	35,783	26,353	31,058

Received from third parties:
Equity results	693	(24)	6,502	2,549
Financial results	1,486	934	511	(424)
Total value added to be distributed	39,793	36,693	33,366	33,183

Personnel and charges
Direct compensation	6,080	5,733	3,246	2,916
Benefits	2,368	2,344	1,789	1,823
FGTS	297	260	253	232
Taxes and contributions
Federal taxes	8,003	6,925	4,824	6,853
State taxes	1,985	2,186	1,867	2,104
Municipal taxes	83	86	67	65
Remuneration of third-party capital
Interest (net derivatives and monetary and exchange rate variation)	3,312	(1,720)	4,110	(1,550)
Leasing	425	519	410	495
Remuneration of own capital
Reinvested net income from continuing operations	16,800	20,245	16,800	20,245
Net income attributable to noncontrolling interest	440	115	–	–
Distributed value added	39,793	36,693	33,366	33,183

The accompanying notes are an integral part of these interim financial statements.

9

Performance

Aerial view of Nova Lima operations
Photo: Gabriel Lordello

10

1. Corporate information

Vale S.A. (“Parent Company”) is a public company headquartered in the city of Rio de Janeiro, Brazil. Vale S.A.’s share capital consists of common shares traded on B3 under the code VALE3. The Company also has American Depositary Receipts ("ADRs") traded on the New York Stock Exchange ("NYSE") under the code VALE. Additionally, the shares are traded on LATIBEX under the code XVALO. The shareholding structure is presented in note 25 to these interim financial statements.

Vale S.A., together with its subsidiaries (“Vale” or the “Company”), is one of the world’s largest producers of iron ore and nickel, and also produces iron ore pellets and briquettes, copper, and by-products such as platinum-group metals (PGM), gold, silver, and cobalt.

The Company also engages in greenfield mineral exploration in five countries: Brazil, Canada, Chile, Peru, and Indonesia. In addition, Vale holds interests in associates and joint ventures, primarily involved in the production of ferrous products and base metals, in the operation of logistics infrastructure, and in energy businesses that aim to meet part of Vale’s consumption needs through renewable sources. The list of the Company’s investments in associates and joint ventures is presented in note 26.

The Company’s business is organized into two operating segments: “Iron Ore Solutions” and “Vale Base Metals” (note 3).

11

Iron Ore Solutions

It comprises the extraction of iron ore, the production of pellets and other ferrous products, as well as large-scale logistics systems and distribution centers integrated with its mining operations, including railways, maritime terminals, and ports.

•	Iron ore. The Company operates three systems in Brazil for the production and distribution of iron ore:

North System. Composed of three mining complexes, the Carajás Railroad (Estrada de Ferro Carajás – EFC), and a maritime terminal.

Southeast System. Composed of three mining complexes, the Vitória–Minas Railway (Estrada de Ferro Vitória a Minas – EFVM), and maritime terminals.

South System. Composed of two mining complexes and maritime terminals.

•	Iron ore pellets and other ferrous products. Vale has a diversified portfolio of agglomerated products, including pellets and briquettes. The Company operates eight pelletizing plants in Brazil, two in Oman dedicated to pellet production, and two briquette plants in Brazil for briquette production.

Most of these products are sold to the international market through the group’s main trading company, Vale International S.A. (“VISA”), a wholly owned subsidiary of Vale headquartered in Switzerland.

Vale Base Metals

The Vale Base Metals segment is operated by the holding company Vale Base Metals Limited (VBM), a Vale subsidiary headquartered in the United Kingdom, and comprises the production of nickel, copper, and their respective by-products. The Company also has streaming transactions related to nickel and copper by-products.

•	Nickel. The main operations are conducted by Vale Canada Limited (“Vale Canada”), which operates mines and processing plants in Canada and Brazil, as well as nickel refining facilities in the United Kingdom and Japan. In Canada, the Company produces copper concentrates and cathodes associated with its nickel operations in Sudbury (Ontario) and Voisey’s Bay (Newfoundland and Labrador), as well as refined cobalt in Long Harbour (Newfoundland and Labrador). In Sudbury, Canada, the ore extracted generates cobalt, PGMs, silver, and gold as by-products, which are processed at the refining facilities in Port Colborne (Ontario). In addition, the Company also holds investments in nickel operations in Indonesia through its associate PT Vale Indonesia Tbk.

•	Copper. In Brazil, the Company produces copper concentrates at Sossego and Salobo, located in Carajás, in the state of Pará. The copper operations at Sossego and Salobo also produce silver and gold as by-products.

2. Significant events and transactions related to the three-month period ended June 30, 2026

•	Shareholder remuneration – In July, 2026 (subsequent event), the Board of Directors approved shareholder remuneration in the total amount of R$8,642 (US$1,701 million), to be paid in September, 2026. Further details are provided in note 25(d) of these interim financial statements.
•	Share buyback program – In the three-month period ended June 30, 2026, the Company repurchased 8,771,000 common shares and their respective ADRs, corresponding to a total value of R$705 (US$140 million). Additionally, in July, 2026 (subsequent event), the Board of Directors approved a new share buyback program, which will begin upon termination of the currently existing program. Further details are presented in note 25(c) of these interim financial statements.
•	Increase of share capital - In April, 2026, the General Shareholders' Meeting approved a share capital increase of R$500 (US$100 million) through the capitalization of the tax incentive reserve. Further details are presented in note 25(a) of these interim financial statements.

12

3. Information by business segment and geographic area

The reportable operating segments are aligned with the products and reflect the structure used by Management to assess the Company’s performance. The boards responsible for making operational decisions, allocating resources, and evaluating performance, which include the Executive Committee and the Board of Directors, use adjusted EBITDA as the performance measure by business segment.

Segment	Main activities
Iron Ore Solutions	Comprises the extraction and production of iron ore, iron ore pellets, other ferrous products, and its logistic related services.
Vale Base Metals	Includes the extraction and production of nickel and its by-products (gold, silver, cobalt, and other metals), and copper, as well as its by-products (gold and silver).

The Company’s adjusted EBITDA is calculated based on operating income (loss), including the EBITDA of associates and joint ventures, which corresponds to a measure of ‘equity results’ (note 26), and excluding (i) depreciation, depletion and amortization; and (ii) impairment and other results related to non-current assets, net, and other items.

In addition, unallocated items to the operating segment include corporate expenses, research and development of greenfield exploration projects, as well as expenses related to the Brumadinho event and de-characterization of dams and asset retirement obligations.

a) Adjusted EBITDA

		Consolidated
		Three-month period ended June 30,		Six-month period ended June 30,
	Notes	2026	2025	2026	2025
Iron ore		12,937	13,551	25,775	27,210
Iron ore pellets		2,105	2,702	4,622	5,825
Other ferrous products and logistics services		404	594	324	699
Iron Ore Solutions		15,446	16,847	30,721	33,734

Nickel		1,481	1,109	2,945	1,334
Copper		5,177	3,046	10,173	6,226
Others - Vale Base Metals		(148)	(112)	(301)	(308)
Vale Base Metals		6,510	4,043	12,817	7,252

Unallocated items		(3,440)	(1,743)	(4,917)	(3,650)

Adjusted EBITDA		18,516	19,147	38,621	37,336

Depreciation, depletion and amortization	10	(4,603)	(4,416)	(9,038)	(8,521)
Impairment and other results related to non-current assets, net and other (i)		(1,385)	(1,670)	(3,354)	(4,088)
EBITDA from associates and joint ventures		(1,692)	(1,712)	(2,912)	(2,834)
Operating income		10,836	11,349	23,317	21,893

Equity results and other results in associates and joint ventures	26	506	(366)	693	(24)
Financial results	15	(2,448)	1,004	(2,237)	2,186
Income before income taxes		8,894	11,987	21,773	24,055

(i) Includes R$86 (US$16 million) and R$(542) (US$(104) million) of results related to non-current assets net for the three and six-month period ended June 30, 2026, respectively (2025: R$(743) (US$(132) million) and R$(2,199) (US$(385) million)), and R$(1,471) (US$(291) million) and R$(2,812) (US$(548) million) of expenses to reflect the performance of streaming transactions at market prices, for the three and six-month period ended June 30, 2026, respectively (2025: R$(927) (US$(168) million) and R$(1,889) (US$(335) million)).

13

b) Net operating revenue by business segment and geographic area

	Consolidated
	Three-month period ended June 30, 2026
	Iron Ore Solutions				Vale Base Metals
	Iron ore	Iron ore pellets	Other ferrous products and logistics services	Total Iron Ore Solutions	Nickel	Copper	Others - Vale Base Metals	Total Vale Base Metals	Net operating revenue
China (i)	25,138	–	33	25,171	712	769	45	1,526	26,697
Japan	2,703	120	2	2,825	396	–	–	396	3,221
Asia, except Japan and China	3,135	328	14	3,477	555	1,510	–	2,065	5,542
Brazil	1,231	1,823	875	3,929	144	–	21	165	4,094
United States of America	–	278	6	284	1,175	–	213	1,388	1,672
Americas, except United States and Brazil	–	294	–	294	636	–	–	636	930
Germany	419	295	–	714	731	1,169	–	1,900	2,614
Europe, except Germany	923	225	9	1,157	1,732	3,101	244	5,077	6,234
Middle East, Africa, and Oceania	–	1,993	–	1,993	15	–	–	15	2,008
Net operating revenue	33,549	5,356	939	39,844	6,096	6,549	523	13,168	53,012

	Consolidated
	Three-month period ended June 30, 2025
	Iron Ore Solutions				Vale Base Metals
	Iron ore	Iron ore pellets	Other ferrous products and logistics services	Total Iron Ore Solutions	Nickel	Copper	Others - Vale Base Metals	Total Vale Base Metals	Net operating revenue
China (i)	23,623	–	–	23,623	599	149	65	813	24,436
Japan	3,170	223	3	3,396	294	–	–	294	3,690
Asia, except Japan and China	3,009	472	14	3,495	551	1,068	15	1,634	5,129
Brazil	1,323	1,843	1,093	4,259	89	–	34	123	4,382
United States of America	–	381	4	385	1,114	–	42	1,156	1,541
Americas, except United States and Brazil	–	260	1	261	867	–	–	867	1,128
Germany	435	173	–	608	707	1,239	11	1,957	2,565
Europe, except Germany	1,018	71	–	1,089	1,391	1,977	49	3,417	4,506
Middle East, Africa, and Oceania	–	2,266	–	2,266	164	–	–	164	2,430
Net operating revenue	32,578	5,689	1,115	39,382	5,776	4,433	216	10,425	49,807

(i) Includes operating revenue of China Mainland in the amount of R$26,173 (US$5,179 million) (2025: R$23,877 (US$4,230 million)) and Taiwan in the amount of R$524 (US$104 million) (2025: R$559 (US$99 million)).

14

	Consolidated
	Six-month period ended June 30, 2026
	Iron Ore Solutions				Vale Base Metals
	Iron ore	Iron ore pellets	Other ferrous products and logistics services	Total Iron Ore Solutions	Nickel	Copper	Others - Vale Base Metals	Total Vale Base Metals	Net operating revenue
China (i)	46,167	107	33	46,307	1,563	1,590	194	3,347	49,654
Japan	5,398	431	4	5,833	641	–	–	641	6,474
Asia, except Japan and China	6,621	570	33	7,224	1,018	2,327	54	3,399	10,623
Brazil	2,530	3,640	1,659	7,829	346	–	37	383	8,212
United States of America	–	559	6	565	2,494	–	213	2,707	3,272
Americas, except United States and Brazil	–	746	–	746	1,522	–	–	1,522	2,268
Germany	844	470	–	1,314	1,266	2,548	–	3,814	5,128
Europe, except Germany	1,902	471	9	2,382	3,279	6,299	245	9,823	12,205
Middle East, Africa, and Oceania	–	3,778	–	3,778	78	–	–	78	3,856
Net operating revenue	63,462	10,772	1,744	75,978	12,207	12,764	743	25,714	101,692

	Consolidated
	Six-month period ended June 30, 2025
	Iron Ore Solutions				Vale Base Metals
	Iron ore	Iron ore pellets	Other ferrous products and logistics services	Total Iron Ore Solutions	Nickel	Copper	Others - Vale Base Metals	Total Vale Base Metals	Net operating revenue
China (i)	44,792	–	–	44,792	1,137	1,115	104	2,356	47,148
Japan	5,769	335	4	6,108	611	–	–	611	6,719
Asia, except Japan and China	6,134	702	51	6,887	1,115	1,234	41	2,390	9,277
Brazil	2,775	4,047	2,025	8,847	224	–	65	289	9,136
United States of America	–	697	4	701	2,422	–	154	2,576	3,277
Americas, except United States and Brazil	–	542	1	543	1,567	–	–	1,567	2,110
Germany	916	412	–	1,328	1,534	2,371	33	3,938	5,266
Europe, except Germany	2,303	265	–	2,568	2,562	4,039	64	6,665	9,233
Middle East, Africa, and Oceania	–	4,842	–	4,842	210	–	–	210	5,052
Net operating revenue	62,689	11,842	2,085	76,616	11,382	8,759	461	20,602	97,218

(i) Includes operating revenue of China Mainland in the amount of R$48,546 (US$9,437 million) (2025: R$46,092 (US$8,031 million)) and Taiwan in the amount of R$1,108 (US$215 million) (2025: R$1,056 (US$184 million)).

No customer individually represented 10% or more of the Company’s revenues in the periods presented above.

15

c) Costs of goods sold and services rendered by business segment

	Consolidated
	Three-month period ended June 30,		Six-month period ended June 30,
	2026	2025	2026	2025
Iron Ore	20,653	19,142	37,697	35,535
Iron Ore Pellets	3,423	3,267	6,508	6,531
Other ferrous products and logistics services	779	797	1,649	1,593
Iron Ore Solutions	24,855	23,206	45,854	43,659

Nickel	4,783	4,428	9,562	9,731
Copper	2,417	2,279	4,652	4,253
Others - Vale Base Metals	542	206	755	431
Vale Base Metals	7,742	6,913	14,969	14,415

Depreciation, depletion and amortization	4,236	4,302	8,433	8,158
Cost of goods sold and services rendered	36,833	34,421	69,256	66,232

d) Assets by geographic area

	Consolidated
	June 30, 2026				December 31, 2025
	Investments in associates and joint ventures	Intangible assets	Property, plant and equipment	Total	Investments in associates and joint ventures	Intangible assets	Property, plant and equipment	Total
Brazil	14,555	48,732	190,473	253,760	14,268	49,210	185,732	249,210
Canada	–	32	40,401	40,433	–	42	44,318	44,360
Americas, except Brazil and Canada	–	–	18	18	–	–	20	20
Indonesia	9,656	–	360	10,016	10,138	–	348	10,486
China	–	5	11	16	–	6	15	21
Asia, except Indonesia and China	–	–	3,097	3,097	–	1	3,429	3,430
Europe	–	4	3,054	3,058	–	–	3,393	3,393
Oman	3,037	2	2,774	5,813	3,268	2	2,785	6,055
Total	27,248	48,775	240,188	316,211	27,674	49,261	240,040	316,975

16

4. Costs and expenses by nature

a) Cost of goods sold, and services rendered

	Consolidated
	Three-month period ended June 30,		Six-month period ended June 30,
	2026	2025	2026	2025
Services	7,572	6,764	13,997	12,727
Shipping and other freight costs	7,654	6,776	13,303	12,982
Depreciation, depletion and amortization	4,236	4,302	8,433	8,158
Personnel	4,455	4,016	8,550	7,946
Materials	3,917	4,179	7,496	7,703
Acquisition of products	3,327	3,541	6,695	6,790
Royalties	1,913	1,730	3,566	3,241
Fuel, oil and gas	1,674	1,633	3,140	3,181
Energy	998	778	1,993	1,490
Others	1,087	702	2,083	2,014
Total	36,833	34,421	69,256	66,232

b) Selling and administrative expenses

	Consolidated
	Three-month period ended June 30,		Six-month period ended June 30,
	2026	2025	2026	2025
Personnel	311	332	671	691
Services	290	188	500	343
Depreciation and amortization	82	41	137	182
Other	205	181	380	371
Total	888	742	1,688	1,587

c) Other operating expenses, net

		Consolidated
		Three-month period ended June 30,		Six-month period ended June 30,
	Notes	2026	2025	2026	2025
Expenses related to Brumadinho event	22	785	532	1,141	1,144
Reversal in provisions related to de-characterization of dam and asset decommissioning obligation, net	12	(347)	(292)	(332)	(294)
Provision for litigations	24(a)	374	190	600	521
Profit sharing program		175	130	294	361
Expenses related to socio-environmental commitments		1,617	193	2,007	273
Others		493	499	792	760
Total		3,097	1,252	4,502	2,765

17

5. Taxes

a) Income tax reconciliation

The reconciliation of the taxes calculated according to the nominal tax rates and the amount of taxes recorded is shown below:

	Consolidated		Parent company
Three-month period ended June 30,	2026	2025	2026	2025
Income before income taxes	8,894	11,987	7,733	11,602
Income taxes at statutory rate (34%)	(3,024)	(4,076)	(2,629)	(3,945)
Adjustments that affect the taxes basis:
Interest on capital	1,170	1,346	1,040	1,202
Tax incentives	1,308	1,705	457	1,484
Foreign exchange effects on tax losses and others	(1,009)	773	(12)	1,585
Effects on tax computation of foreign operations	(72)	195	(30)	30
Equity results	213	(81)	456	83
Provision related to Samarco	(138)	(150)	(138)	(150)
Others	(301)	488	(30)	190
Income taxes	(1,853)	200	(886)	479
Current tax	(2,027)	(1,627)	(1,134)	(857)
Deferred tax	174	1,827	248	1,336
Income taxes	(1,853)	200	(886)	479

	Consolidated		Parent company
Six-month period ended June 30,	2026	2025	2026	2025
Income before income taxes	21,773	24,055	18,682	24,157
Income taxes at statutory rate (34%)	(7,403)	(8,179)	(6,352)	(8,213)
Adjustments that affect the taxes basis:
Interest on capital	2,474	2,568	2,212	2,302
Tax incentives	2,508	3,104	882	2,281
Foreign exchange effects on tax losses and others	(1,535)	246	(424)	(186)
Effects on tax computation of foreign operations	(269)	(523)	(50)	(51)
Equity results	311	(27)	2,286	848
Provision related to Samarco	(251)	(251)	(251)	(251)
Tax effects arising from divestments and acquisitions, net	–	(771)	–	(771)
Others	(368)	138	(185)	129
Income taxes	(4,533)	(3,695)	(1,882)	(3,912)
Current tax	(3,301)	(2,725)	(1,571)	(1,666)
Deferred tax	(1,232)	(970)	(311)	(2,246)
Income taxes	(4,533)	(3,695)	(1,882)	(3,912)

18

b) Deferred income tax assets and liabilities

	Consolidated
	Assets	Liabilities	Deferred taxes, net
Balance as of December 31, 2025	34,761	588	34,173
Effect in income statement	(1,707)	(475)	(1,232)
Other comprehensive income	(1,534)	16	(1,550)
Transfer between assets and liabilities	170	170	–
Translation adjustment	(547)	(20)	(527)
Balance as of June 30, 2026	31,143	279	30,864

Balance as of December 31, 2024	51,050	2,757	48,293
Effect in income statement	(790)	181	(971)
Other comprehensive income	10	38	(28)
Transfer between assets and liabilities	(507)	(507)	–
Translation adjustment	(730)	(83)	(647)
Incorporations, acquisitions and divestments	(56)	(1,694)	1,638
Balance as of June 30, 2025	48,977	692	48,285

c) Uncertain tax positions (“UTP”)

The amount under discussion with the tax authorities is R$41,321 (US$7,982 million) as of June 30, 2026 (December 31, 2025: R$39,617 (US$7,200 million)), which represents a potential tax liability to be recognized if the tax authorities do not accept the tax treatment adopted by the Company. Additionally, Vale would also be subject to a write-off of deferred tax asset in the amount of R$9,560 (US$1,847 million) as of June 30, 2026 (December 31, 2025: R$9,125 (US$1,658 million)), due to the reduction of tax losses and negative basis of the CSLL. The Company's total exposure is shown in the table below:

	Consolidated
	June 30, 2026			December 31, 2025
	Assessed (i)	Potential (ii)	Total	Assessed (i)	Potential (ii)	Total
UTPs not recorded on statement of financial position
Transfer pricing over the exportation of ores to a foreign subsidiary	28,194	9,950	38,144	26,517	9,950	36,467
Expenses of interest on capital	7,072	–	7,072	7,215	–	7,215
Proceeding related to income tax paid abroad	2,952	–	2,952	2,847	–	2,847
Goodwill amortization	5,799	416	6,215	5,547	422	5,969
Payments to Renova Foundation	4,244	1,525	5,769	4,034	1,525	5,559
Others	2,620	–	2,620	2,582	–	2,582
	50,881	11,891	62,772	48,742	11,897	60,639

(i) Includes the tax effects arising from the reduction of the tax losses and negative basis of the CSLL, with fines and interest.

(ii) Includes the principal, without fines and interest.

19

d) Recoverable and payable taxes and settlement programs (REFIS)

	Consolidated
	Current assets		Non-current assets		Current liabilities		Non-current liabilities
	June 30, 2026	December 31, 2025	June 30, 2026	December 31, 2025	June 30, 2026	December 31, 2025	June 30, 2026	December 31, 2025
Value-added tax ("ICMS")	1,844	1,711	65	107	270	284	–	–
Brazilian federal contributions ("PIS" and "COFINS")	1,238	1,144	7,551	7,117	24	11	–	–
Income taxes	5,736	5,354	1,409	2,544	2,923	1,933	–	–
Financial compensation for the exploration of mineral resources ("CFEM")	–	–	–	–	364	422	–	–
Other	71	71	–	–	1,025	1,131	–	–
Total taxes payable and recoverable	8,889	8,280	9,025	9,768	4,606	3,781	–	–

REFIS liabilities (i)	–	–	–	–	2,402	2,328	3,248	4,314
Total REFIS liabilities	–	–	–	–	2,402	2,328	3,248	4,314

(i) The balance mainly relates to the settlement programs of claims regarding the collection of income tax and social contribution on equity gains of foreign subsidiaries and associates from 2003 to 2012. This amount bears SELIC interest rate (Special System for Settlement and Custody) and will be paid in monthly installments until October 2028 and the impact of the SELIC over the liability is recorded under the Company’s financial results (note 15).

6. Basic and diluted earnings per share

The basic and diluted earnings per share are presented below:

	Three-month period ended June 30,		Six-month period ended June 30,
	2026	2025	2026	2025
Net income attributable to Vale S.A.'s shareholders	6,847	12,081	16,800	20,245

Thousands of shares
Weighted average number of common shares outstanding	4,259,349	4,268,779	4,263,826	4,268,769
Weighted average number of common shares outstanding and potential ordinary shares	4,265,918	4,274,808	4,270,395	4,274,798

Earnings per share attributable to Vale S.A.'s shareholders
Basic earnings per share (R$)	1.61	2.83	3.94	4.74
Diluted earnings per share (R$)	1.60	2.83	3.93	4.74

20

Working Capital

Nova Lima Operation
Photo: Nilmar Lage

21

7. Accounts receivable

		Consolidated		Parent company
	Notes	June 30, 2026	December 31, 2025	June 30, 2026	December 31, 2025
Receivables from contracts with customers
Third parties
Iron Ore Solutions		7,009	7,021	1,368	1,205
Vale Base Metals		6,042	5,194	–	–
Other		66	90	34	93
Related parties	29(b)	702	631	13,433	13,871
Accounts receivable		13,819	12,936	14,835	15,169
Expected credit loss		(285)	(297)	(91)	(88)
Accounts receivable, net		13,534	12,639	14,744	15,081

Provisionally priced commodities sales - The Company is mainly exposed to iron ore and copper price risk. The determination of the final sales price for these commodities is based on the pricing period outlined in the sales contracts, typically occurring after the revenue recognition date. Consequently, the Company initially recognizes revenue using a provisional invoice. Subsequently, the receivables associated with provisionally priced products are measured at fair value through profit or loss (note 16) and any fluctuations in the value of these receivables are presented as net operating revenue in the income statement. In the period ended June 30, 2026, the net operating revenue arising from fair value adjustments to provisionally priced contracts totaled R$470 (US$91 million).

The sensitivity of the Company’s risk related to the final settlement of provisionally priced accounts receivable is detailed below:

	June 30, 2026
	Thousand metric tons	Provisional price (US$/ton)	Variation	Effect on revenue (R$ million)
Iron ore	20,630	99	+-10%	+- 1.031
Copper	86	13,301	+-10%	+- 581

8. Inventories

	Consolidated		Parent company
	June 30, 2026	December 31, 2025	June 30, 2026	December 31, 2025
Finished products
Iron Ore Solutions	17,062	17,520	5,529	4,989
Vale Base Metals	3,699	3,772	–	–
	20,761	21,292	5,529	4,989

Work in progress	5,473	4,956	–	–
Consumable inventory	6,196	6,428	2,925	2,959

Write-down to net realizable value	(6)	(10)	–	(4)
Total of inventories	32,424	32,666	8,454	7,944

The cost of goods sold is presented in note 4(a).

22

9. Suppliers and other payables

		Consolidated		Parent company
	Notes	June 30, 2026	December 31, 2025	June 30, 2026	December 31, 2025
Third parties		30,677	29,335	15,160	16,489
Related parties	29(b)	1,436	1,286	1,095	800
Total		32,113	30,621	16,255	17,289

The financial liabilities presented as suppliers and other payables in the Company's statement of financial position represent the outstanding balance of invoices for purchases of goods and services, with an average payment term of approximately 60 days.

The Company is party to supplier finance arrangements ("Arrangements"), which have two distinct natures: (i) part of these arrangements is connected to the working capital strategy used in the Company's usual operating cycle, being the payment term extension limited to a short-term period, and (ii) part of these arrangements is intended to allow certain suppliers to advance their receivables with Vale arising from purchases of materials and services, without any type of change in value or payment terms for the Company. These Arrangements continue to be presented as suppliers in the Company's statement of financial position, as the terms and conditions of the original liabilities were not substantially modified. The carrying amount related to these transactions was R$7,355 (US$1,421 million) as of June 30, 2026 (R$7,627 (US$1,386 million) as of December 31, 2025), on a consolidated and to R$6,710 (R$6,711 as of December 31, 2025) in the Parent Company, for which the suppliers had already received payment from the finance providers.

Financial charges related to the increase in payment terms are recognized in the financial results as "Interest on working capital transactions" (note 15). The financial charges and foreign exchange gains/losses recognized in the income statement for the six-month period ended June 30, 2026 due to the Arrangements totaled R$610 (US$118 million) (2025: R$473 (US$82 million)) and R$13 (US$3 million) (2025: R$(16) (US$(3) million)), respectively.

10. Cash flows from operating activities

		Consolidated		Parent company
Six-month period ended June 30,	Notes	2026	2025	2026	2025
Cash flow from operating activities:
Income before income taxes		21,773	24,055	18,682	24,157
Adjusted for:
Equity results from subsidiaries	26	–	–	(5,809)	(2,573)
Equity results and other results in associates and joint ventures	26	(693)	24	(693)	24
Impairment and other results related to non-current assets, net	11, 13 and 27	542	2,199	513	1,577
Changes in estimates related to the provision of Brumadinho	22	(1)	280	(1)	280
Changes in estimates related to the provision of de-characterization of dams	12	(287)	(363)	(287)	(363)
Depreciation, depletion and amortization		9,038	8,521	5,615	5,313
Financial results, net	15	2,237	(2,186)	3,665	(1,007)
Changes in assets and liabilities:
Accounts receivable	7	(1,943)	1,074	(8,029)	5,156
Inventories	8	(2,398)	(2,264)	(1,056)	(32)
Suppliers and contractors	9	2,262	3,842	(1,036)	2,820
Other assets and liabilities, net		(1,666)	(4,125)	17,544	(3,190)
Cash generated from operations		28,864	31,057	29,108	32,162

23

257
257

Operating assets

Carajás Unit
Photo: Cristiano Oliveira

24

11. Property, plant, and equipment

		Consolidated
	Notes	Land	Building and facilities	Equipment	Mineral properties	Railway equipment	Right of use assets	Other	Constructions in progress	Total
Balance as of December 31, 2025		3,623	100,805	24,995	23,479	13,143	3,340	13,116	57,539	240,040
Additions		–	–	–	–	–	96	–	12,391	12,487
Interest capitalization		–	–	–	–	–	–	–	50	50
Disposals		–	(80)	(22)	(2)	(27)	–	(8)	(219)	(358)
Asset retirement and environmental compensation obligations	12	–	–	–	376	–	–	–	–	376
Depreciation, depletion and amortization		–	(2,889)	(1,754)	(1,107)	(460)	(418)	(1,157)	–	(7,785)
Translation adjustment		(44)	(1,051)	(632)	(1,226)	(8)	(130)	(342)	(1,189)	(4,622)
Transfers		197	4,399	2,749	6,968	744	–	817	(15,874)	–
Balance as of June 30, 2026		3,776	101,184	25,336	28,488	13,392	2,888	12,426	52,698	240,188
Cost		3,776	182,703	63,085	85,278	24,054	8,406	30,763	52,698	450,763
Accumulated depreciation		–	(81,519)	(37,749)	(56,790)	(10,662)	(5,518)	(18,337)	–	(210,575)
Balance as of June 30, 2026		3,776	101,184	25,336	28,488	13,392	2,888	12,426	52,698	240,188

Balance as of December 31, 2024		3,655	100,003	25,002	28,153	12,932	4,089	13,575	60,185	247,594
Additions		–	–	–	–	–	195	–	12,482	12,677
Interest capitalization		–	–	–	–	–	–	–	71	71
Disposals		(7)	(147)	(16)	(38)	(41)	–	(8)	(1,040)	(1,297)
Asset retirement and environmental compensation obligations	12	–	–	–	217	–	–	–		217
Depreciation, depletion and amortization		–	(2,979)	(1,741)	(1,252)	(433)	(437)	(1,075)	–	(7,917)
Transfer to held for sale	27(a)	–	(1,888)	(2,058)	(6)	–	(212)	(279)	(326)	(4,769)
Translation adjustment		(70)	(1,318)	(762)	(418)	(6)	(292)	(410)	(1,586)	(4,862)
Transfers		126	6,940	4,309	(5,082)	684	–	1,309	(8,286)	–
Balance as of June 30, 2025		3,704	100,611	24,734	21,574	13,136	3,343	13,112	61,500	241,714
Cost		3,704	173,550	58,925	67,236	23,135	8,185	29,937	61,500	426,172
Accumulated depreciation		–	(72,939)	(34,191)	(45,662)	(9,999)	(4,842)	(16,825)	–	(184,458)
Balance as of June 30, 2025		3,704	100,611	24,734	21,574	13,136	3,343	13,112	61,500	241,714

25

		Parent company
	Notes	Land	Building and facilities	Equipment	Mineral properties	Railway equipment	Right of use assets	Other	Constructions in progress	Total
Balance as of December 31, 2025		2,841	74,273	14,506	9,186	13,030	1,036	7,973	36,763	159,608
Additions		–	–	–	–	–	98	–	8,118	8,216
Interest capitalization		–	–	–	–	–	–	–	50	50
Disposals		–	(63)	(13)	(2)	(27)	–	(8)	(97)	(210)
Asset retirement and environmental compensation obligations	12	–	–	–	(144)	–	–	–	–	(144)
Depreciation, depletion and amortization		–	(1,962)	(1,044)	(395)	(454)	(153)	(754)	–	(4,762)
Incorporation of subsidiaries		162	224	53	1	233	–	4	180	857
Transfers		59	2,373	1,341	–	494	–	811	(5,078)	–
Balance as of June 30, 2026		3,062	74,845	14,843	8,646	13,276	981	8,026	39,936	163,615
Cost		3,062	113,441	32,719	15,319	23,834	3,190	20,393	39,936	251,894
Accumulated depreciation		–	(38,596)	(17,876)	(6,673)	(10,558)	(2,209)	(12,367)	–	(88,279)
Balance as of June 30, 2026		3,062	74,845	14,843	8,646	13,276	981	8,026	39,936	163,615

Balance as of December 31, 2024		2,802	70,779	13,119	8,652	12,829	1,142	7,349	34,140	150,812
Additions		–	–	–	–	–	72	–	8,888	8,960
Interest capitalization		–	–	–	–	–	–	–	71	71
Disposals		(7)	(79)	(10)	(38)	(41)	–	(1)	(539)	(715)
Asset retirement and environmental compensation obligations	12	–	–	–	223	–	–	–	–	223
Depreciation, depletion and amortization		–	(1,933)	(1,010)	(381)	(428)	(134)	(746)	–	(4,632)
Transfer to held for sale	27(a)	–	(1,290)	(1)	–	–	(178)	(1)	(165)	(1,635)
Transfers		97	3,385	1,436	–	698	–	1,101	(6,717)	–
Balance as of June 30, 2025		2,892	70,862	13,534	8,456	13,058	902	7,702	35,678	153,084
Cost		2,892	105,816	29,566	14,229	22,957	2,811	18,827	35,678	232,776
Accumulated depreciation		–	(34,954)	(16,032)	(5,773)	(9,899)	(1,909)	(11,125)	–	(79,692)
Balance as of June 30, 2025		2,892	70,862	13,534	8,456	13,058	902	7,702	35,678	153,084

For more details regarding right of use and lease liability see note 19.

12. Provision for de-characterization of dam structures and asset retirement obligations

The Company is subject to local laws and regulations, that require the decommissioning of the assets that Vale operates at the end of their useful lives, as well as the de-characterization of dams and dikes built using the upstream method, located in Brazil. Vale incorporates dam de-characterization and asset decommissioning into its risk managament strategy and, as a result of the Brumadinho dam failure (note 22) and, in compliance with laws and regulations, the Company has decided to accelerate the plan

26

to “de-characterize” of all its dams and dikes built under the upstream method in Brazil. These structures are in different stages of maturity, for which the estimate of expenditures includes in its methodology a high degree of uncertainty in the definition of the total cost of the project in accordance with best market practices.

27

Expenses related to the demobilization occur after the end of operational activities and throughout the life of operations through progressive closures. In Brazil, these obligations are regulated at the Federal and State levels by ANM (National Mining Agency) and Environmental Agencies, respectively. Among the requirements, the closure plans must consider the physical, chemical and biological stability of the areas and post-closure actions for the period necessary to verify the effectiveness of the decommissioning. These obligations are provisioned and are subject to critical estimates and assumptions applied to the measurement of costs by the Company.

The Company also operates tailings dams in Canada, including upstream compacted dams. However, the Company decided that these dams will be decommissioned using other methods, thus, the provision to carry out the decommissioning of dams in Canada is recognized as “Obligations for decommissioning assets and environmental obligations”.

Effects in the income statement

	Consolidated				Parent Company
	Three-month period ended June 30,		Six-month period ended June 30,		Three-month period ended June 30,		Six-month period ended June 30,
	2026	2025	2026	2025	2026	2025	2026	2025
De-characterization of upstream geotechnical structures	(270)	(313)	(287)	(363)	(270)	(313)	(287)	(363)
Obligation for asset decommissioning	(75)	20	(43)	68	(108)	58	(117)	73
Environmental obligations	(2)	1	(2)	1	(2)	3	(2)	3
Total	(347)	(292)	(332)	(294)	(380)	(252)	(406)	(287)

Provision changes during the period

		Consolidated
	Notes	De-characterization of upstream geotechnical structures (i)	Asset retirement obligations	Environmental obligations	Total
Balance as of December 31, 2025		11,536	19,921	2,445	33,902
Changes in estimates - amounts for closed plants charged to the income statement		(287)	(43)	(2)	(332)
Changes in estimates – capitalized value for operational plants		–	385	(9)	376
Disbursements		(690)	(470)	(254)	(1,414)
Monetary and present value adjustments		434	461	76	971
Transfer to assets held for sale	27(b)	–	(779)	–	(779)
Translation adjustments		–	(839)	(46)	(885)
Balance as of June 30, 2026		10,993	18,636	2,210	31,839

	Parent Company
	De-characterization of upstream geotechnical structures (i)	Asset retirement obligations	Environmental obligations	Total
Balance as of December 31, 2025	11,536	9,651	1,688	22,875
Changes in estimates - amounts for closed plants charged to the income statement	(287)	(117)	(2)	(406)
Changes in estimates – capitalized value for operational plants	–	(137)	(7)	(144)
Disbursements	(690)	(364)	(180)	(1,234)
Monetary and present value adjustments	434	350	64	848
Balance as of June 30, 2026	10,993	9,383	1,563	21,939

(i) The cash outflows for de-characterization projects are estimated for a period up to 13 years and were discounted to present value at an annual rate in real terms, which increased from 7.77% on December 31, 2025 to 8.53% on June 30, 2026.

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Operational stoppage

The Company has suspended some operations due to judicial decisions or technical analysis performed by Vale regarding the safety of its geotechnical structures located in Brazil. The Company has been recording losses in relation to the operational stoppage and idle capacity of the Iron Ore Solutions segment in the amount of R$41 (US$8 million) and R$87 (US$17 million) for the three and six-month period ended June 30, 2026, respectively (2025: R$59 (US$10 million) and R$118 (US$20 million), respectively), . Vale is working on legal and security to resume operations.

Asset retirement obligations and environmental obligations

	Consolidated		Parent Company		Discount rate		Cash flow maturity
	June 30, 2026	December 31, 2025	June 30, 2026	December 31, 2025	June 30, 2026	December 31, 2025	June 30, 2026	December 31, 2025
Liability by geographical area
Brazil	12,197	12,652	10,946	11,339	7.54%	7.17%	2163	2163
Canada	7,226	8,184	–	–	1.65%	1.81%	2152	2152
Oman	793	843	–	–	3.45%	3.48%	2035	2035
Other regions	631	687	–	–	2.90%	2.75%	–	–
	20,847	22,366	10,946	11,339
Operating plants	14,480	16,297	6,976	7,267
Closed plants	6,366	6,069	3,970	4,072
	20,846	22,366	10,946	11,339

Financial guarantees

The Company has guarantees issued by financial institutions in the amount of R$5,660 (US$1,093 million) as of June 30, 2026 (December 31, 2025: R$6,240 (US$1,134 million), in connection with the asset retirement obligations for the operations from Vale Base Metals segment.

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13. Intangible assets

		Consolidated
	Notes	Goodwill	Concessions	Software	Research and development projects	Patents	Total
Balance as of December 31, 2025		7,136	39,016	443	7	2,659	49,261
Additions		–	506	80	–	–	586
Disposals		–	(2)	–	(1)	–	(3)
Amortization		–	(771)	(112)		(183)	(1,066)
Translation adjustment		–	–	(3)	–	–	(3)
Balance as of June 30, 2026		7,136	38,749	408	6	2,476	48,775
Cost		7,136	50,361	3,608	6	2,753	63,864
Accumulated amortization			(11,612)	(3,200)	–	(277)	(15,089)
Balance as of June 30, 2026		7,136	38,749	408	6	2,476	48,775

Balance as of December 31, 2024		18,811	42,991	519	2,784	–	65,105
Additions		–	847	90	1	–	938
Disposals		–	(20)	–	–	–	(20)
Amortization		–	(789)	(127)	–	–	(916)
Impairment		(674)	–	–	–	–	(674)
Transfer to held for sale	27(a)	(752)	(4,419)	–	(21)	–	(5,192)
Translation adjustment		(732)	–	(6)	–	–	(738)
Balance as of June 30, 2025		16,653	38,610	476	2,764	–	58,503
Cost		16,653	48,800	3,563	2,764	–	71,780
Accumulated amortization		–	(10,190)	(3,087)	–	–	(13,277)
Balance as of June 30, 2025		16,653	38,610	476	2,764	–	58,503

	Parent company
	Concessions	Software	Research and development projects	Patents	Total
Balance as of December 31, 2025	39,016	370	–	2,659	42,045
Additions	506	58	–	–	564
Disposals	(2)	–	–	–	(2)
Amortization	(771)	(92)	–	(183)	(1,046)
Transfers	–	–	–	–	–
Balance as of June 30, 2026	38,749	336	–	2,476	41,561
Cost	50,361	2,174	–	2,750	55,285
Accumulated amortization	(11,612)	(1,838)	–	(274)	(13,724)
Balance as of June 30, 2026	38,749	336	–	2,476	41,561

Balance as of December 31, 2024	38,509	430	2,754	–	41,693
Additions	834	67	–	–	901
Disposals	(21)	–	–	–	(21)
Amortization	(713)	(90)	–	–	(803)
Balance as of June 30, 2025	38,609	407	2,754	–	41,770
Cost	48,799	2,059	2,754	–	53,612
Accumulated amortization	(10,190)	(1,652)	–	–	(11,842)
Balance as of June 30, 2025	38,609	407	2,754	–	41,770

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14. Railway concessions

Liabilities related to the concession grants

The Company’s integrated operations encompass the railway concessions of the Vitória a Minas Railroad ("EFVM") and the Carajás Railroad ("EFC"). The EFVM railway connects the mines of the Southern System, located in the Quadrilátero Ferrífero region in the Brazilian state of Minas Gerais, to the Port of Tubarão in Vitória, Espírito Santo. The EFC railway links the mines of the Northern System in the Carajás region, in the state of Pará, to the Ponta da Madeira maritime terminal in São Luís, Maranhão. The liabilities related to these railway concessions are presented below:

	Consolidated					Discount rate
	December 31, 2025	Changes in estimates	Monetary and present value adjustments	Disbursements	June 30, 2026	June 30, 2026	December 31, 2025	Remaining term of obligations
Payment obligation	7,379	(123)	315	(166)	7,405	8,12% - 11,04%	7,49% - 11,04%	31 years
Infrastructure investment	5,793	43	207	(927)	5,116	7,60% - 9,22%	7,15% - 9,10%	7 years
	13,172	(80)	522	(1,093)	12,521
Current liabilities	3,138				3,255
Non-current liabilities	10,034				9,266
Liabilities	13,172				12,521

In December 2020, the Company entered into an agreement with the Federal Government to extend its operating concessions for the EFC and EFVM for thirty years, extending the maturity date from 2027 to 2057.

Later, in January 2024, responding to a request from the Ministry of Transportation ("MT"), Vale, the National Land Transport Agency (“ANTT”), and the Brazilian Federal Government, resumed discussions on the general conditions of the concession agreements. In December, 2024, they established the general framework for a renegotiation of the concession agreements entered in December 2020, with the aim of promoting the modernization and updating of the existing contracts. This process was subject to evaluation and approval by the competent authorities and was to be formalized through a consensual solution discussed with the relevant bodies involved at the Brazilian Federal Court of Accounts. However, in August, 2025, within the context of the consensual solution conducted by the Brazilian Federal Court of Accounts, it was not possible to reach consensus among the parties within the established deadline.

In April 2026, Vale’s Board of Directors approved the continuation of negotiations related to the optimization of the EFC and EFVM concession agreements with the MT, ANTT, and Infra S.A., within the scope of their respective legal authorities. Any potential accounting impacts, if applicable, will be recognized in the period in which an agreement is signed.

Despite the ongoing discussions, the concession agreements remain in force, the Company remains in compliance with the established obligations, and continues to be committed to the general terms defined in the agreement entered into in December, 2024. Vale believes that the provisions recognized remain adequate to meet the obligations related to the existing concession agreements.

31

Financial management

Nova Lima Operation
Photo: Nilmar Lage

32

15. Financial results

		Three-month period ended June 30,		Six-month period ended June 30,
	Notes	2026	2025	2026	2025
Financial income
Short-term investments		510	537	1,090	1,111
Others		104	100	198	204
		614	637	1,288	1,315
Financial expenses
Interest on loans and borrowings	21	(1,260)	(1,301)	(2,621)	(2,595)
Expenses from bonds repurchase		–	–	–	(254)
Interest on working capital transactions	7 and 9	(272)	(244)	(610)	(473)
Taxes on financial income		(77)	(114)	(140)	(206)
Interest on other financial liabilities	5(d), 19 and 20(a)	(183)	(178)	(382)	(329)
Others		(270)	(445)	(508)	(655)
		(2,062)	(2,282)	(4,261)	(4,512)
Other financial items, net
Foreign exchange and indexation gains (losses), net		(1,666)	210	(2,513)	(1,838)
Participative shareholders' debentures	20(b)	1,006	(643)	(230)	(418)
Derivative financial instruments, net	17	(340)	3,082	3,479	7,639
		(1,000)	2,649	736	5,383
Total		(2,448)	1,004	(2,237)	2,186

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16. Financial assets and liabilities

a) Classification

The Company classifies its financial instruments in accordance with the purpose for which they were acquired, and determines the classification and initial recognition according to the following categories:

		Consolidated
		June 30, 2026					December 31, 2025
Financial assets	Notes	Amortized cost	At fair value through OCI	At fair value through profit or loss	Total	Amortized cost	At fair value through OCI	At fair value through profit or loss	Total
Current
Cash and cash equivalents (i)		28,871	–	–	28,871	40,563	–	–	40,563
Short-term investments (ii)		–	–	971	971	–	–	1,066	1,066
Derivative financial instruments	17	–	–	2,960	2,960	–	–	2,278	2,278
Accounts receivable	7	739	–	12,795	13,534	886	–	11,753	12,639
		29,610	–	16,726	46,336	41,449	–	15,097	56,546
Non-current
Judicial deposits	24(c)	2,989	–	–	2,989	3,580	–	–	3,580
Restricted cash	20	62	–	–	62	50	–	–	50
Derivative financial instruments	17	–	–	2,396	2,396	–	–	1,115	1,115
Investments in equity securities	20	–	389	–	389	–	347	–	347
		3,051	389	2,396	5,836	3,630	347	1,115	5,092
Total of financial assets		32,661	389	19,122	52,172	45,079	347	16,212	61,638

Financial liabilities
Current
Suppliers and other payables	9	32,113	–	–	32,113	30,621	–	–	30,621
Derivative financial instruments	17	–	–	736	736	–	–	514	514
Loans and borrowings	18	5,659	–	–	5,659	2,847	–	–	2,847
Leases	19	875	–	–	875	884	–	–	884
Subordinate notes	20(a)	79	–	–	79	22	–	–	22
Railway concession	14	3,255	–	–	3,255	3,138	–	–	3,138
Other financial liabilities - Related parties	29	1,120	–	–	1,120	1,293	–	–	1,293
Other financial liabilities	20	1,428	–	–	1,428	1,774	–	–	1,774
		44,529	–	736	45,265	40,579	–	514	41,093
Non-current
Derivative financial instruments	17	–	–	917	917	–	–	287	287
Loans and borrowings	18	89,094	–	–	89,094	96,932	–	–	96,932
Leases	19	2,406	–	–	2,406	2,794	–	–	2,794
Subordinate notes	20(a)	3,839	–	–	3,839	4,079	–	–	4,079
Participative shareholders' debentures	20(b)	–	–	11,973	11,973	–	–	12,403	12,403
Railway concession	14	9,266	–	–	9,266	10,034	–	–	10,034
Other financial liabilities	20	–	–	75	75	–	–	1	1
		104,605	–	12,965	117,570	113,839	–	12,691	126,530
Total of financial liabilities		149,134	–	13,701	162,835	154,418	–	13,205	167,623

(i) Includes R$8,956 (US$1,730 million) (2025: R$R$13,923 (US$2,531 million)) denominated in R$, R$18,501 (US$3,574 million) (2025: R$25,378 (US$4,612 million)) denominated in US$ and R$1,414 (US$273 million) (2025: R$1,262 (US$229 million)) denominated in other currencies.

(ii) It substantially comprises investments in debt securities and investments in exclusive investment funds, whose portfolio is composed of repo operations and bank certificates of deposit ("CDBs").

34

b) Hierarchy of fair value

			Consolidated
		June 30, 2026			December 31, 2025
	Notes	Level 1	Level 2	Total	Level 1	Level 2	Total
Financial assets
Short-term investments		118	853	971	180	886	1,066
Derivative financial instruments	17	–	5,356	5,356	–	3,393	3,393
Accounts receivable	7	–	12,795	12,795	–	11,753	11,753
Investments in equity securities	20	–	389	389	–	347	347
		118	19,393	19,511	180	16,379	16,559

Financial liabilities
Derivative financial instruments	17	–	1,653	1,653	–	801	801
Participative shareholders' debentures	20(b)	–	11,973	11,973	–	12,403	12,403
Other financial liabilities	20	–	75	75	–	1	1
		–	13,701	13,701	–	13,205	13,205

There were no transfers between levels 1, 2 of the fair value hierarchy during the period presented. The Company does not hold Level 3 financial assets and liabilities during the period presented.

c) Fair value of loans, borrowings and subordinated notes

Loans, borrowings and subordinated notes are measured at amortized cost. To determine the fair value of these financial instruments traded in secondary markets, the closing market quotations on the balance sheet dates were used. The carrying amount of the other financial liabilities measured at amortized cost represents a reasonable approximation of their respective fair value.

	Consolidated
	June 30, 2026		December 31, 2025
	Carrying amount	Fair value	Carrying amount	Fair value
Bonds	39,746	40,896	42,273	44,209
Debentures	13,300	12,817	13,043	12,938
Total loans and borrowings	53,046	53,713	55,316	57,147

Subordinated notes	3,918	3,904	4,101	4,113

17. Financial and capital risk management

Effects of derivatives on the statement of financial position

	Consolidated
	June 30, 2026		December 31, 2025
	Assets	Liabilities	Assets	Liabilities
Foreign exchange and interest rate risk	4,757	937	3,234	729
Commodities price risk	599	707	159	72
Embedded derivatives	–	9	–	–
Total	5,356	1,653	3,393	801

Net exposure

		Consolidated
	June 30, 2026	December 31, 2025
Foreign exchange and interest rate risk (i)	3,820	2,505
Commodities price risk	(108)	87
Embedded derivatives	(9)	–
Total	3,703	2,592

(i) Includes a positive balance of R$1,900 (US$367 million) and R$988 (US$181 million)) as of June 30, 2026, and December 31, 2025, respectively, related to transactions to mitigate foreign exchange and interest rate fluctuations on loans, borrowings and provisions related to Brumadinho and Samarco.

35

Effects of derivatives on the income statement

	Consolidated
	Gain (loss) recognized in the income statement
	Three-month period ended June 30,		Six-month period ended June 30,
	2026	2025	2026	2025
Foreign exchange and interest rate risk	951	3,142	2,874	7,698
Commodities price risk	(1,291)	(61)	615	(61)
Embedded derivatives	–	1	(10)	2
Total	(340)	3,082	3,479	7,639

Effects of derivatives on the cash flows

	Consolidated
	Financial settlement inflows (outflows)
Six-month period ended June 30,	2026	2025
Foreign exchange and interest rate risk	1,564	1,697
Commodities price risk	748	(84)
Total	2,312	1,613

a) Market risk

a.i) Foreign exchange and interest rates

	Notional		Fair value		Fair value by year
Flow	June 30, 2026	December 31, 2025	June 30, 2026	December 31, 2025	2027	2028	2029+
Foreign Exchange and Interest Rate Derivatives	US$ 12.578	US$ 9.201	3,820	2,505	1,403	943	1,474

The sensitivity analysis of these derivative financial instruments is presented as follows:

Instrument's main risk events	Fair value	Scenario I (∆ of 25%)	Scenario II (∆ of 50%)
R$ depreciation	3,820	(5,200)	(14,668)
US$ interest rate inside Brazil decrease	3,820	2,704	1,428
Brazilian interest rate increase	3,820	240	(2,692)
TJLP interest rate decrease	3,820	3,820	3,820
IPCA index decrease	3,820	2,847	1,953
SOFR interest rate decrease	3,820	3,706	3,589

36

a.ii) Protection program for product prices and input costs

	Notional		Fair value		Fair value by year
Flow	June 30, 2026	December 31, 2025	June 30, 2026	December 31, 2025	2027	2028	2029+
Brent crude oil (bbl)
Options	28,959,063	22,224,999	(221)	(27)	258	(479)	–

Bunker (tons)
Bunker fowards	480	–	(61)	–	–	(61)	–

Forward Freight Agreement (days)
Freight forwards	4,020	2,070	83	82	63	14	6

Fixed price Nickel sales protection (ton)
Nickel forwards	28,398	3,557	91	29	92	(1)	–

The sensitivity analysis of these derivative financial instruments is presented as follows:

Instrument	Instrument's main risk events	Fair value	Scenario I (∆ of 25%)	Scenario II (∆ of 50%)
Brent crude oil (bbl)	Decrease in fuel oil price	(282)	(2,400)	(4,854)
Forward Freight Agreement (days)	Decrease in freight price	83	(58)	(200)
Hedge for fixed-price nickel sales (tons)	Decrease in nickel price	91	(91)	(432)

a.iii) Embedded derivatives in contracts

	Notional		Fair value		Fair value by year
Flow	June 30, 2026	December 31, 2025	June 30, 2026	December 31, 2025	2027	2028	2029+
Embedded derivative (pellet price) in natural gas purchase agreement (volume/month)
Call options	746,667	746,667	(9)	–	–	–	(9)

The sensitivity analysis of these derivative financial instruments is presented as follows:

Instrument	Instrument's main risk events	Fair value	Scenario I (∆ of 25%)	Scenario II (∆ of 50%)
Embedded derivative (pellet price) in natural gas purchase agreement (volume/month)
Embedded derivatives - Gas purchase	Pellet price increase	(9)	(27)	(62)

a.iv) Hedge accounting

	Consolidated
	Gain recognized in the other comprehensive income
	Three-month period ended June 30,		Six-month period ended June 30,
	2026	2025	2026	2025
Net investment hedge	161	643	883	1,663

b) Credit risk management

b.i) Financial Counterparties’ ratings

The transactions of derivative instruments, cash and cash equivalents, as well as short-term investments are held with financial institutions whose exposure limits are periodically reviewed and approved by the delegated authority. The financial institutions' credit risk is performed through a methodology that considers, among other information, ratings provided by international rating agencies.

The table below presents the ratings in foreign currency as published by Moody’s regarding the main financial institutions used by the Company to contract derivative instruments, cash and cash equivalents transaction.

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	Consolidated
	June 30, 2026		December 31, 2025
	Cash and cash equivalents and investment	Derivatives	Cash and cash equivalents and investment	Derivatives
Aa2	2,625	37	3,969	3
Aa3	167	–	–	–
A1	11,071	1,589	16,056	933
A2	6	89	4	1
A3	4,591	540	7,370	336
Baa1	–	–	2	–
Baa2	68	–	13	–
Baa3	144	–	299	–
Ba1 (i)	7,160	1,525	9,120	1,088
Ba2 (i)	4,010	1,576	4,796	1,032
	29,842	5,356	41,629	3,393

(i) A substantial part of the balances is held with financial institutions in Brazil which are deemed investment grade in local currency.

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c) Liquidity risk management

The liquidity risk arises from the possibility that Vale might not perform its obligations on due dates, as well as face difficulties to meet its cash requirements due to market liquidity constraints.

The Company manages its cash on a consolidated basis and has sufficient capacity to meet its short-term obligations.

18. Loans and borrowings

a) Outstanding balance of loans and borrowings by type and currency

		Consolidated
		Current liabilities		Non-current liabilities
	Average interest rate (i)	June 30, 2026	December 31, 2025	June 30, 2026	December 31, 2025
Quoted in the secondary market:
US$ Bonds	6.05%	–	–	39,357	41,859
R$ Debentures	7.63%	227	313	12,934	12,581
Debt contracts in Brazil in (ii):
R$, indexed to TJLP, TR, IPCA, IGP-M and CDI	10.13%	233	240	376	490
Basket of currencies and bonds in US$ indexed to SOFR		–	–	–	825
Debt contracts in the international market in:
US$, with variable and fixed interest	5.14%	4,141	1,128	33,631	38,207
Other currencies, with fixed interest	5.50%	62	66	155	236
Other currencies, with variable interest	2.76%	27	27	2,641	2,734
Accrued charges		969	1,073	–	–
Total		5,659	2,847	89,094	96,932

	Parent company
		Current liabilities		Non-current liabilities
	Average interest rate (i)	June 30, 2026	December 31, 2025	June 30, 2026	December 31, 2025
Quoted in the secondary market:
US$,Bonds	5.66%	–	–	2,544	2,703
R$, Debentures	7.63%	233	313	12,929	12,581
Debt contracts in Brazil in (ii):					–
R$, indexed to TJLP, TR, IPCA, IGP-M and CDI	10.13%	238	241	371	490
Basket of currencies and bonds in US$ indexed to SOFR		–	–	–	825
Debt contracts in the international market in:
US$, with variable and fixed interest	5.18%	3,366	26	17,323	18,535
Accrued charges		342	380	–	–
Total		4,179	960	33,167	35,134

(i) In order to determine the average interest rate for debt contracts with floating rates, the Company used the rate applicable as of June 30, 2026.

(ii) The Company entered into derivatives to mitigate the exposure to cash flow variations of all floating rate debt contracted in Brazil, resulting in an average cost of 3.17% per year in US$.

The reconciliation of loans and borrowings with the cash flows arising from financing activities is presented in note 21.

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b) Future flows of principal and interest of loans and borrowings payments

	Consolidated		Parent Company
	Principal	Estimated future interest payments (i)	Principal	Estimated future interest payments (i)
2026	1,045	2,614	238	1,040
2027	4,652	5,128	4,045	1,987
2028	4,549	4,917	4,458	1,797
2029	17,900	4,738	4,524	1,581
From 2030 to 2032	23,833	9,828	9,547	3,541
2033 onwards	41,805	20,421	14,192	4,070
Total	93,784	47,646	37,004	14,016

(i) Based on interest rate curves and foreign exchange rates applicable as of June 30, 2026 and considering that the payments of principal will be made on their contracted payments dates. The amount includes the estimated interest not yet accrued and the interest already recognized in the annual financial statements.

c) Covenants

The Company's main financial covenants require it to maintain certain ratios, such as the leverage ratio and interest coverage ratio. Vale is also subject to non-financial covenants normally practiced in the market, such as compliance with certain governance and environmental standards, among others.

The Company is required to comply with these covenants at the end of each annual reporting period and there are no indications that Vale would have difficulties complying with them on the next measurement date, which will be as of December 31, 2026.

19. Leases

a) Right of use

					Consolidated
	December 31, 2025	Additions and contract modifications	Depreciation	Translation adjustment	June 30, 2026
Ports	144	134	(62)	(6)	210
Vessels	1,901	1	(154)	(113)	1,635
Pelletizing plants	497	(58)	(81)	–	358
Properties	455	(2)	(44)	(6)	403
Energy plants	114	–	(27)	(9)	78
Others	229	21	(50)	4	204
Total	3,340	96	(418)	(130)	2,888

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b) Leases liabilities

							Consolidated
	December 31, 2025	Additions and contract modifications	Payments (i)	Interest	Transfer to held for sale (note 27b)	Translation adjustment and others	June 30, 2026
Ports	170	134	(107)	5	–	(6)	196
Vessels	1,926	1	(184)	35	–	(114)	1,664
Pelletizing plants	531	(58)	(17)	9	–	–	465
Properties	535	(2)	(66)	11	–	62	540
Energy plants	239	–	(33)	6	–	(66)	146
Others	277	21	(36)	6	(22)	24	270
Total	3,678	96	(443)	72	(22)	(100)	3,281
Current liabilities	884						875
Non-current liabilities	2,794						2,406
Total	3,678						3,281

(i) The total amount of the variable lease payments not included in the measurement of lease liabilities was R$332 (US$65 million) recorded in the income statement for the six-month period ended June 30, 2026 (2025: R$304 (US$53 million) in the six-month period ended June 30, 2025).

Annual minimum payments and remaining lease term

The following table presents the undiscounted lease obligation by maturity date. The lease liability recognized in the statement of financial position is measured at the present value of such obligations.

								Consolidated
	2026	2027	2028	2029	2030 onwards	Total	Remaining term (years)	Discount rate
Ports	5	62	10	10	124	211	1 to 17	4% to 6%
Vessels	181	362	305	259	714	1,821	1 to 7	4%
Pelletizing plants	166	124	109	31	114	544	1 to 7	2% to 6%
Properties	57	109	104	78	166	514	1 to 13	2% to 6%
Energy plants	16	26	26	26	145	239	1 to 4	5%
Others	57	78	62	36	16	249	1 to 4	3% to 6%
Total	482	761	616	440	1,279	3,578

20. Other financial assets and liabilities

		Consolidated
		Current		Non-Current
	Notes	June 30, 2026	December 31, 2025	June 30, 2026	December 31, 2025
Other financial assets
Restricted cash		–	–	62	50
Derivative financial instruments	16	2,960	2,278	2,396	1,115
Investments in equity securities		–	–	389	347
Loans - Related parties	29(b)	23	239	1,252	1,125
		2,983	2,517	4,099	2,637
Other financial liabilities
Derivative financial instruments	16	736	514	917	287
Subordinated notes	20(a)	79	22	3,839	4,079
Participative shareholders’ debentures	20(b)	–	–	11,973	12,403
Other financial liabilities - Related parties	29(b)	1,120	1,293	–	–
Other		1,428	1,774	75	1
		3,363	3,603	16,804	16,770

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		Parent company
		Current		Non-Current
	Notes	June 30, 2026	December 31, 2025	June 30, 2026	December 31, 2025
Other financial assets
Restricted cash		–	–	43	30
Derivative financial instruments	16	1,591	1,425	2,151	1,073
Investments in equity securities		–	–	125	127
		1,591	1,425	2,319	1,230
Other financial liabilities
Derivative financial instruments	16	369	383	481	208
Pre-export payments - Related parties	29(b)	14,933	24,302	56,943	41,213
Participative shareholders’ debentures	20(a)	–	–	11,973	12,403
Other financial liabilities - Related parties	29(b)	2,120	2,285	–	–
Other		35	–	75	1
		17,457	26,970	69,472	53,825

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a) Subordinated notes

These instruments mature in 2056 and have payment priority only over share capital, being subordinated to all of Vale’s financial and non-financial obligations.

Remuneration is paid through semiannual interest at an initial rate of 6% per year. However, the Company holds the right to defer the payment of such interest until the maturity of the principal, subject to events under its control.

In February 2026, the Company paid remuneration on these subordinated instruments the amount of R$59 (US$11 million).

b) Participative shareholders' debentures

The impact of the participative shareholders' debentures on the financial results is presented in note 15, and the weighted-average price of secondary-market trades in the last month of period year is presented below:

	Average price (R$)
Three-month period ended June 30,	2026	2025
Participative shareholders’ debentures	40.02	34,47

On April 1st, 2026, the Company made available for withdrawal as remuneration the amount of R$700 (US$139 million) for the second semester of 2025 (2025: R$760 (US$132 million) for the second semester of 2024).

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21. Cash flows from financing activities

Reconciliation of cash flows from liabilities arising from financing activities

	Consolidated
	Quoted in the secondary market	Other debt contracts in Brazil	Other debt contracts on the international market	Total loans and borrowings	Subordinated notes	Total
Balance as of December 31, 2025	55,316	1,570	42,893	99,779	4,101	103,880
Additions	–	–	5,828	5,828	–	5,828
Payments	(202)	(904)	(5,173)	(6,279)	–	(6,279)
Interest paid (i)	(1,598)	(55)	(991)	(2,644)	(59)	(2,703)
Cash flow from financing activities	(1,800)	(959)	(336)	(3,095)	(59)	(3,154)
Effect of exchange rate	(2,202)	(20)	(2,735)	(4,957)	(240)	(5,197)
Interest accretion	1,732	23	1,271	3,026	116	3,142
Non-cash changes	(470)	3	(1,464)	(1,931)	(124)	(2,055)
Balance as of June 30, 2026	53,046	614	41,093	94,753	3,918	98,671

Balance as of December 31, 2024	52,879	2,088	36,631	91,598	–	91,598
Additions	10,324	–	8,350	18,674	–	18,674
Payments	(2,073)	(123)	(3,445)	(5,641)	–	(5,641)
Interest paid (i)	(1,760)	(53)	(1,107)	(2,920)	–	(2,920)
Cash flow from financing activities	6,491	(176)	3,798	10,113	–	10,113
Transfer to held for sale	(1,206)	(170)	–	(1,376)	–	(1,376)
Effect of exchange rate	(5,530)	(109)	(4,348)	(9,987)	–	(9,987)
Interest accretion	2,209	50	958	3,217	–	3,217
Non-cash changes	(4,527)	(229)	(3,390)	(8,146)	–	(8,146)
Balance as of June 30, 2025	54,843	1,683	37,039	93,565	–	93,565

(i) Classified as operating activities in the statement of cash flows.

Fundings in 2026

•	In the second quarter of 2026, the Company contracted loans of R$812 (US$161 million), indexed to SOFR plus spread adjustments, with maturities between 2027 and 2031.
•	In the first quarter of 2026, the Company contracted loans of US$5,016 (R$962 million) indexed to SOFR plus spread adjustments with maturities between 2027 and 2031.

Payments in 2026

•	In July 2026 (subsequent event), the Company prepaid R$2,532 (US$500 million) of its debt facility, which was originally due to mature in 2029.
•	In the second quarter of 2026, the Company settled loans of R$415 (US$81 million) and paid interest on debentures in the amount of R$399 (US$79 million).
•	In the first quarter of 2026, the Company settled loans of R$5,864 (US$1,117 million).

Fundings in 2025

•	In the second quarter of 2025, the Company (i) contracted loans of R$3,326 (US$596 million), indexed to SOFR plus spread adjustments, with maturities between 2026 and 2030, and (ii) issued debentures of R$6 billion (US$1,080 million), indexed to Brazilian Consumer Price Index (IPCA) plus 6.76% to 6.89% per year, paid semi-annually. The issuance was structured in three series of R$2 billion (US$363 million) each, maturing in 2032, 2035, and 2037. The proceeds will be used in infrastructure investment projects related to railway concessions.
•	In the first quarter of 2025, the Company (i) contracted loans of R$5,025 (US$861 million) indexed to SOFR plus spread adjustments with maturities between 2026 and 2029, and (ii) issued bonds of R$4,324 (US$750 million) with a coupon of 6.40% per year, payable semi-annually, and maturing in 2054.

Payments in 2025

•	In the second quarter of 2025, the Company paid interest on debentures in the amount of R$164 (US$28 million).
•	In the first quarter of 2025, the Company settled loans of R$862 (US$150 million) and redeemed notes maturing in 2034, 2036, and 2039 in the total amount of R$1,890 (US$329 million) and paid a premium of R$254 (US$44 million), recorded as “Bond premium repurchase” in the financial results of the period.

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Provisions, contingencies and other commitments

Tubarão Port
Photo: Gabriel Lordello

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22. Brumadinho dam failure

In January 2019, a tailings dam (“Dam I”) experienced a failure at the Córrego do Feijão mine, in the city of Brumadinho, state of Minas Gerais, Brazil. The failure released a flow of tailings debris, destroying some of Vale’s facilities, affecting local communities and disturbing the environment. The tailings released have caused an impact of around 315 km in extension, reaching the nearby Paraopeba River. The dam failure in Brumadinho (“event”) resulted in 270 fatalities or presumed fatalities, including two pregnant women, and caused extensive property and environmental damage in the region.

As a result of the dam failure, the Company recognized provisions to meet its assumed obligations, including indemnification to those affected by the event, remediation of the impacted areas and compensation to the society. In addition, the Company has incurred expenses, which have been recognized straight to the income statement, in relation to tailings management, communication services, humanitarian assistance, payroll, legal services, water supply, among others.

Effects in income statements

	Three-month period ended June 30,		Six-month period ended June 30,
	2026	2025	2026	2025
Integral Reparation Agreement	50	(25)	(4)	(170)
Other obligations	(23)	81	3	450
Incurred expenses	760	476	1,733	895
Insurance	(2)	–	(591)	(31)
Expenses related to Brumadinho event	785	532	1,141	1,144

Changes in the provision in the period

	Consolidated
	December 31, 2025	Changes in estimates	Monetary and present value adjustments	Disbursements	June 30, 2026
Integral Reparation Agreement
Payment obligations	1,040	3	62	(559)	546
Provision for socio-economic reparation and others	1,745	9	115	(335)	1,534
Provision for social and environmental reparation	2,836	(16)	167	(283)	2,704
	5,621	(4)	344	(1,177)	4,784
Other obligations
Tailings containment, geotechnical safety and environmental reparation	2,981	(2)	150	(368)	2,761
Individual indemnification	413	7	25	(112)	333
Other	1,498	(2)	51	(240)	1,307
	4,892	3	226	(720)	4,401

Liability	10,513	(1)	570	(1,897)	9,185

The cash flow for obligations are estimated for an average period ranging from 4 to 6 years and were discounted to the present value at a rate in real terms, which increased from 8.07% on December 31, 2025 to 8.61% on June 30, 2026.

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Judicial Settlement for Integral Reparation

On February 4, 2021, the Company entered into a Judicial Settlement for Integral Reparation (“Global Settlement”), which was under negotiations since 2019, with the State of Minas Gerais, the Public Defender of the State of Minas Gerais and the Federal and the State of Minas Gerais Public Prosecutors Offices, to repair the environmental and social damage resulting from the Dam I rupture. As a result of the Global Settlement, the requests for the reparation of socioenvironmental and socioeconomic damages caused by the dam failure were substantially resolved.

The Global Settlement includes: (i) payment obligations, of which the funds will be used directly by the State of Minas Gerais and Institutions of Justice for socioeconomic and socioenvironmental compensation projects; (ii) performance obligation related to socioeconomic projects in Brumadinho and other 25 municipalities from the Paraopeba River Basin; and (iii) performance obligations related to compensation of the environmental damage caused by the dam failure. These obligations are projected for an average period of 4 to 6 years.

In addition, the Global Settlement addresses the diffuse and collective socioeconomic damages resulting from the disaster, with the exception of supervening damages, individual damages and homogeneous individual damages of a divisible nature, in accordance with the claims of the lawsuits not extinguished by the Global Settlement.

For the measures described in items (i) and (ii), the amounts are specified in the Global Settlement. For the execution of the environmental recovery, actions have no cap limit, despite having been estimated in the Global Settlement due to the Company's legal obligation to fully repair the environmental damage caused by the dam failure. Therefore, although Vale is monitoring this provision, the amount recorded could materially change depending on several factors that are not under the Company’s control.

Other obligations

The Company is also working to ensure geotechnical safety of the remaining structures at the Córrego do Feijão mine, in Brumadinho, and the removal and proper disposal of the tailings of Dam I, including dredging part of the released material and de-sanding from the channel of the river Paraopeba.

For the individual indemnification, Vale and the Public Defendants of the State of Minas Gerais formalized an agreement on April 5, 2019, under which those affected by the Brumadinho’s dam failure may join an individual or family group out-of-court settlement agreements for the indemnification of material, economic and moral damages. This agreement establishes the basis for a wide range of indemnification payments, which were defined according to the best practices and case law of Brazilian Courts, following rules and principles of the United Nations.

Legal Proceedings

Class and individual actions in the United States

Vale is defending itself against a class action brought before a Federal Court in New York and filed by holders of securities - American Depositary Receipts ("ADRs") - issued by Vale.

In August 2024, the Court held a hearing to consider Vale's Motion for Class Decertification, as well as the parties' Cross Motions to Exclude certain expert reports. In March 2026, the Motion for Class Decertification was denied. In April 2026, the Court granted Vale’s request to exclude, in its entirety, the damages calculation model prepared by the plaintiffs’ expert in the class action lawsuit.

In November 2021, a new complaint was filed by eight investment funds that chose to seek redress for alleged damages independently and separately from the class members of the main action, with, for the most part, similar allegations to those presented in the main class action. In March 2026, the Court granted Vale's request and dismissed the portion of the claims brought by these investment funds that was not aligned with the claims asserted in the main class action. The parties commenced the discovery phase in May 2026.

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The likelihood of loss of these proceedings is considered possible. However, considering the current phase of these lawsuits, it is not yet possible to reliably estimate the amount of a potential loss and the claimants have also not specified the amounts of the alleged damages in their respective claims.

Arbitration proceedings in Brazil filed by shareholders, a class association and foreign investment funds

In Brazil, Vale is defending itself in four arbitration proceedings in which the claimants seek compensation for alleged damages resulting from the devaluation of the Company’s shares. The claims are based on the allegation that the Company was aware of the risks related to the safety of the Brumadinho dam and failed to disclose such risks to its shareholders.

Among these proceedings, only one does not have an estimated value assigned by the claimants. In the others:

•	Arbitration filed by foreign legal entities, the claimants estimated losses of approximately R$1,800 (US$348 million), plus interest and monetary adjustment.
•	Arbitration also filed by foreign legal entities, the estimated amount was approximately R$3,900 (US$753 million), subject to interest and monetary adjustment.
•	Proceeding filed by 384 minority shareholders, the amount in dispute was set at R$3,000 (US$580 million), related to a single event, subject to interest and monetary adjustment, and may be increased at a later stage as alleged by the claimants.
•	Arbitration initiated by foreign legal entities, with no estimated amount assigned by the claimants.

The Company disputes all ongoing proceedings and classifies the likelihood of loss as possible. However, given the early stage of the arbitration proceedings and the lack of detailed claims and grounds, it is not possible at this time to reliably estimate the amount of any potential loss.

23. Liabilities related to associates and joint ventures

In November 2015, the Fundão tailings dam owned in Mariana, Minas Gerais, by Samarco Mineração S.A. (“Samarco”) experienced a failure, flooding certain communities and impacting communities and the environment along the Doce River. The dam failure resulted in 19 fatalities and caused property and environmental damage to the affected areas. Samarco is a joint venture equally owned by Vale S.A. and BHP Billiton Brasil Ltda. (‘‘BHPB’’).

In October 2024, Vale, Samarco and BHPB, together with the Brazilian Federal Government, the State Governments of Minas Gerais and Espírito Santo, the Federal and State Public Prosecutors’ and Public Defenders’ Offices and other Brazilian public entities (jointly, “the Parties”) entered into an agreement for the integral and definitive reparation of the impacts derived from the Fundão dam collapse, in Mariana, Minas Gerais ("Definitive Settlement") which was ratified in November 2024, as shown in item b) below.

a) Changes in provision related to the Samarco dam failure

The changes on the provision are presented below:

Total
Balance as of December 31, 2025	14,379
Changes in estimates	221
Monetary and present value adjustments	539
Disbursements	(4,286)
Balance as of June 30, 2026	10,853

The cash outflows to meet the obligations are discounted to present value at an annual rate in real terms of 8.20% on June 30, 2026 (7.66% on December 31, 2025).

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b) Definitive Settlement for the full reparation

The Definitive Settlement, estimated in R$170 billion (US$32.6 billion), replaced all previous agreements and covers both disbursements made prior to its ratification and new financial commitments, which will be paid over 20 years in remediation and compensation actions. In addition, it provides for initiatives to be implemented by Samarco, with disbursements estimated to occur within the three years following ratification.

Samarco has primary responsibility for the obligations, while Vale and BHPB hold subsidiary responsibility, in proportion to their 50% ownership interests, in case Samarco fails to comply such obligations. The judicial ratification of the agreement extinguished several significant lawsuits filed in Brazil, for which the requests for dismissal were jointly submitted by Vale, BHPB, and Samarco.

c) Remaining legal proceedings

With the Definitive Agreement, the public civil actions brought by the Brazilian Justice Institutions and Brazilian public authorities were substantially resolved and the parameters for compliance with the reparation and compensation for damages were defined. Thus, the remaining most relevant legal proceedings are shown below:

Claims in the United Kingdom and the Netherlands

In July 2024, Vale and BHP have entered into a confidential agreement without any admission of liability pursuant to Vale and BHP will share equally any potential payment obligations arising from the UK and Dutch Claims, described below.

London claim - As a result of the rupture of Samarco’s Fundão dam failure, BHP Group Ltd (“BHP”) was named as defendant in group action claims for damages filed in the courts of England and Wales for approximately 610,000 claimants, between individuals, companies and municipalities from Brazil that were supposedly affected by the Samarco dam failure (the “UK Claim”).

The proceeding was structured in phases, with the first phase devoted to assessing BHP’s liability for the Fundão dam failure. Following the trial of the first phase, held between October 2024 and March 2025, the English court issued a decision in November 2025 recognizing BHP’s liability under Brazilian law. The decision also confirmed the validity of the waivers and release agreements executed by claimants who had already been compensated in Brazil, which will reduce the number of claimants and the amount of the claims.

The Company, as a result of this decision, reassessed the likelihood of loss in relation to this proceeding as probable, and recognized an additional provision of R$2,450 (US$449 million), corresponding to its 50% interest in Samarco, in the income statement as "Equity results and other results in associates and joint ventures", which is presented in the statement of financial position as "Liabilities related to associates and joint ventures", as it is associated with the failure of the Fundão tailings dam, owned by Samarco.

In May 2026, the Court of Appeal of England denied the BHP’s application for permission to appeal the decision. Preparations are currently underway for the second phase of the trial. This phase will analyze general matters related to causal link and alleged damages, and in this phase parties will need to produce evidence. The judgment of this case is foreseen to take place between April 2027 and March 2028.

Netherlands proceeding - A proceeding was filed against the Company by certain Brazilian municipalities, a company, and a foundation that represents thousands of individuals and some entities, alleging that they were affected by the failure of Samarco’s Fundão dam in 2015.

In March 2024, a court in Amsterdam granted a preliminary injunction freezing the shares in Vale Holdings B.V., a wholly owned subsidiary incorporated in the Netherlands, and the economic rights attached to those shares, for securing the approximate amount of R$5,438 (EUR920 million). In 2025, with the adherence of three municipalities (Iapu, Ponte Nova and Rio Casca) to the Definitive Agreement, they ceased to be part of the litigation and the securing amount was reduced to approximately R$4,406 (EUR745.4 million). In November 2025, as a result of a settlement reached in a lawsuit before the Federal Regional Court, the company that was part of the group of plaintiffs also ceased to be part to the litigation.

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In October 2025, Vale submitted its jurisdictional defense in response to the lawsuit filed against the Company, and the hearing for the first stage of the proceedings took place in July 2026. At that hearing, the judgment date was estimated to be October 2026, although it may be postponed. As a result, a decision is not expected to be issued before the fourth quarter of 2026.

The likelihood of loss of this proceeding is considered possible. However, considering the initial phase, it is not yet possible to reliably estimate the amount of a potential loss, and an estimate may become quantifiable as the case progresses.

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24. Legal and administrative proceedings

The Company is a defendant in numerous legal and administrative actions in the ordinary course of business, including civil, tax, environmental and labor proceedings.

The Company makes use of estimates to recognize the amounts and the probability of outflow of resources, based on reports and technical assessments and on management’s assessment. Provisions are recognized for probable losses of which a reliable estimate can be made.

Arbitral, legal and administrative decisions against the Company, new jurisprudence and changes of existing evidence can result in changes regarding the probability of outflow of resources and on the estimated amounts, according to the assessment of the legal basis.

The lawsuits related to Brumadinho event (note 22) and the Samarco dam failure (note 23) are presented in its specific notes to these financial statements and, therefore, are not disclosed below.

a) Provision for legal and administrative proceedings

Effects in income statements

	Consolidated
	Three-month period ended June 30,		Six-month period ended June 30,
	2026	2025	2026	2025
Tax litigations	(8)	(1)	(73)	13
Civil litigations	19	(321)	72	(226)
Labor litigations	363	327	601	548
Environmental litigations	–	182	–	183
Total	374	187	600	518

Changes in the provisions in the period

					Consolidated
	Tax litigation	Civil litigation	Labor litigation	Environmental litigation	Total of litigation provision
Balance as of December 31, 2025	1,196	822	3,615	105	5,738
Additions and reversals, net	(73)	72	601	–	600
Payments	(130)	(65)	(415)	–	(610)
Indexation and interest	52	34	174	5	265
Balance as of June 30, 2026	1,045	863	3,975	110	5,993

The Company has considered all information available to assess the likelihood of an outflow of resources and in the preparation of the estimate of the costs that may be required to settle the obligations.

Tax litigations – The Company is party to several administrative and legal proceedings related mainly to the incidence of Brazilian federal contributions ("PIS" and "COFINS"), Value-added tax ("ICMS") and other taxes. The tax litigation related to income taxes is presented in note 5(c).

Civil litigations – Refers to lawsuits for: (i) indemnities for losses, payments and contractual fines due to contractual imbalance or non-compliance that are alleged by suppliers, and (ii) land claims referring to real estate Vale's operational activities.

Labor litigations – Refers to lawsuits for claims by in-house employees and service providers, primarily involving demands for additional compensation for overtime work, moral damages or health and safety conditions.

Environmental litigations – Refers mainly to proceedings for environmental damages and issues related to environmental licensing.

51

b) Contingent liabilities

	Consolidated
	June 30, 2026	December 31, 2025
Tax litigations	39,368	39,715
Civil litigations	12,853	11,617
Labor litigations	1,925	2,070
Environmental litigations	11,199	6,610
Total	65,345	60,012

The significant contingent liabilities for which the likelihood of loss is considered possible are discussed below.

Environmental litigations - Overflow from the Viga and Fábrica mines

In January 2026, there was a leak of water containing sediments (soil) at the operational units of Fábrica and Viga, located in the municipalities of Ouro Preto, Minas Gerais, and Congonhas, Minas Gerais, respectively. The Municipality of Congonhas temporarily suspended the operating permits for Vale's operations at the aforementioned units, whose activities have not yet resumed due to the following court decisions.

As a result of the event described above, the Company is a party to four judicial proceedings. Preliminary injunctions of a predominantly preventive nature were granted, aimed at the provision of information and technical documents, the implementation of emergency containment and mitigation measures, structural and environmental monitoring, and the imposition of operational restrictions in the affected areas. The requests for the freezing of financial assets arising from these proceedings were denied, without prejudice to the freezing of mining rights in the federal lawsuits.

In one of these proceedings, an agreement was reached between the Public Prosecutor’s Office of the State of Minas Gerais, the State of Minas Gerais, and the Company for the engagement of an Independent Technical Auditor to monitor compliance with the preliminary obligations, along with a request for the suspension of the proceeding for the implementation of the agreed measures, without acknowledgment of fault or admission of liability by Vale. The request for suspension of the proceeding was extended and deferred to all four actions. The total amount estimated across the four actions is R$3,136 (US$606 million), and the likelihood of loss has been classified as possible.

Civil litigations - Notices of Infraction issued by the National Mining Agency ("ANM")

In 2026, Vale received notices of infraction issued by the National Mining Agency (ANM) related to the Pico mine in Itabirito (MG), the Mar Azul mine in Nova Lima (MG), the Gongo Soco mine in Barão dos Cocais (MG), and the overflow that occurred at Fábrica Mine in Congonhas (MG), seeking the imposition of fines in the amounts of R$136 (US$26 million), R$1,209 (US$234 million), R$484 (US$93 million) and R$409 (US$79 million) , respectively, based on alleged violations under ANM resolutions. The Company submitted administrative defenses contesting these notices, which are currently suspended. The likelihood of loss was classified as possible.

c) Judicial deposits

	Consolidated
	June 30, 2026	December 31, 2025
Tax litigations	2,055	2,124
Civil litigations	464	857
Labor litigations	399	531
Environmental litigations	71	68
Total	2,989	3,580

d) Guarantees contracted for legal and administrative proceedings

In addition to the above-mentioned tax, civil, labor and environmental judicial deposits, the Company contracted R$24.3 billion (US$4.7 billion) (December 31, 2025: R$19.2 billion (US$3.5 billion)) in guarantees for its lawsuits, as an alternative to judicial deposits.

52

Capital structure

Tubarão Port
Photo: Márcia Foletto

53

25. Equity

As of June 30, 2026, the share capital was R$77,800 (US$61,714 million) corresponding to 4,439,159,764 shares issued and fully paid without par value. The Board of Directors may, regardless of changes to by-laws, approve the issue and cancellation of common shares, including the capitalization of profits and reserves to the extent authorized.

	June 30, 2026
Shareholders	Common shares	Golden shares	Total
Previ (i)	301,831,097	–	301,831,097
Mitsui&co (i)	286,347,055	–	286,347,055
Blackrock, Inc (ii)	316,463,060	–	316,463,060
Capital World Investors (iii)	227,690,911	–	227,690,911
Total shareholders with more than 5% of capital	1,132,332,123	–	1,132,332,123
Free floating	3,123,430,660	–	3,123,430,660
Golden shares (iv)	–	12	12
Total outstanding (without shares in treasury)	4,255,762,783	12	4,255,762,795
Shares in treasury	183,396,969	–	183,396,969
Total capital	4,439,159,752	12	4,439,159,764

(i) Number of shares owned by shareholders, as per statement provided by the custodian, based on shares listed at B3.

(ii) Number of shares as reported in BlackRock, Inc.’s Schedule 13G/A, filed with the SEC.

(iii) Number of shares as reported on January 8, 2026 by the shareholder itself through the Declaration of Acquisition of Relevant Shareholding sent to Vale and disclosed to the Market in the Press Release of January 12, 2026.

(iv) Number of special class preferred shares ("golden shares") held by the Brazilian Federal Government, which grants it limited veto power over certain Company resolutions, as well as the right to elect and dismiss one member to the Fiscal Council.

In April, 2026, the proposal for a capital increase was submitted for deliberation and approved at the General Shareholders' Meeting, in the amount of R$500 (US$100 million), through the capitalization of the tax incentive reserve.

b) Cancellation of treasury shares

During the six-month period ended June 30, 2026, the Board of Directors approved cancellations of common shares issued by Vale S.A., acquired and held in treasury, without reducing the amount of its share capital or equity. During the six-month period ended June 30, 2025, there were no share cancellations.

	Number of canceled shares	Carrying amount
Cancellation approved on March 12, 2026	99,847,816	6,967
Six-month period ended June 30, 2026	99,847,816	6,967

c) Share buyback program

In July, 2026 (subsequent event), the Board of Directors approved a share buyback program, limited to a maximum of 100,000,000 common shares or their respective ADRs, for a period of up to 18 months, starting from the termination of the previously existing program, scheduled to end in August 2026, detailed below:

54

	Total of shares repurchased		Effect on cash flows
Six-month period ended June 30,	2026	2025	2026	2025
Shares buyback program up to 120,000,000 shares (i)
Acquired by Parent Company	13,751,600	-	1,091	-
Shares buyback program	13,751,600	-	1,091	-

(i) In February 19, 2025, the Board of Directors approved the common shares buyback program, limited to a maximum of 120,000,000 common shares or their respective ADRs, with a term of 18 months.

55

d) Remuneration approved

The Vale S.A.'s By-laws determines as its minimum mandatory remuneration to Vale shareholders an amount equal to 25% of the net income, after appropriations to legal and tax incentive reserves. The remuneration approved as interest on capital (“JCP”) is gross up with the income tax applicable to Vale’s shareholders. The remuneration to Vale’s shareholders was based on the following resolutions:

	Approval date	Payment date	Remuneration per share (US$)	Total amount approved
Dividends related to fiscal year 2024	2/19/2025	3/14/2025	2.142	9,143
				9,143
Dividends related to fiscal year 2025	11/27/2025	1/7/2026	1.244	5,311
Dividends and interest on capital (JCP) related to fiscal year 2025	11/27/2025	3/4/2026	2.338	9,979
				15,290

In July, 2026 (subsequent event), the Board of Directors approved JCP and Dividends to its shareholders in the total amount of R$6,676 (US$1,314 million) and R$1,966 (US$387 million), respectively, which will be paid in September, 2026 as an anticipation of the remuneration for the year ending on December 31, 2026.

d.i) Dividends reconciliation

Total
December 31, 2025	14,588
Payments, net of withholding taxes	(14,465)
Prescribed remuneration	(13)
June 30, 2026	110

56

Related parties

Vale São Luís Botanical Park
Photo: Isaque Junior

57

26. Investments in associates and joint ventures

	Business	% ownership	December 31, 2025	Additions and capitalizations	Equity results in income statement	Dividends declared	Translation adjustment	Fair value remeasurement	Subsidiary mergers and others	June 30, 2026
Associates and joint ventures
In Brazil
Aliança Geração de Energia S.A.	Energy	30.00	1,326	–	47	(68)	(81)	–	29	1,253
Aliança Norte Energia Participações S.A.	Energy	51.00	366	–	(27)	–	–	–	–	339
Anglo American Minério de Ferro do Brasil S.A.	Iron ore	15.00	3,572	–	117	–	(210)	–	(1)	3,478
Companhia Coreano-Brasileira de Pelotização	Pellets	50.00	483	–	39	–	–	–	(2)	520
Companhia Hispano-Brasileira de Pelotização	Pellets	50.89	245	–	12	(8)	–	–	(1)	248
Companhia Ítalo-Brasileira de Pelotização	Pellets	50.90	415	–	16	–	–	–	11	442
Companhia Nipo-Brasileira de Pelotização	Pellets	51.00	861	–	68	–	–	–	27	956
MRS Logística S.A.	Logistics	49.01	4,421	–	248	(181)	–	–	(1)	4,487
Samarco Mineração S.A. (note 23)	Pellets	50.00	–	–	–	–	–	–	–	–
VLI S.A.	Logistics	29.60	2,255	–	101	–	–	–	9	2,365
Others	–	–	324	–	(19)	(1)	–	142	21	467
Abroad
PT Vale Indonesia Tbk	Vale Base Metals	33.88	10,138	–	205	(79)	(609)	–	1	9,656
Vale Oman Distribution Center	Logistics	50.00	3,268	–	107	(146)	(192)	–	–	3,037
Other results in associates and joint ventures					(221)
Consolidated total			27,674	–	693	(483)	(1,092)	142	93	27,248
Subsidiaries
In Brazil
Companhia Portuária da Baía de Sepetiba	Iron ore	100.00	642	–	20	–	–	–	–	662
Minerações Brasileiras Reunidas S.A.	Iron ore	100.00	886	–	46	–	–	–	123	1,055
Minerações Brasileiras Reunidas S.A. – Goodwill	–	–	4,060	–	–	–	–	–	–	4,060
Tecnored Desenvolvimento Tecnológico S.A.	Iron ore	100.00	181	20	(26)	–	–	–	–	175
Valepar – Goodwill	–	–	3,073	–	–	–	–	–	–	3,073
Others	–	–	1,246	758	(50)	(6)	–	–	(835)	1,113
Abroad
Vale Holdings B.V.	Holding	100.00	95,809	–	5,755	–	(5,441)	–	363	96,486
Others	–	–	290	–	64	–	(17)	–	–	337
Parent Company's total			133,861	778	5,809	(489)	(6,550)	142	(256)	134,209

58

27. Acquisitions and divestitures

Effects on the income statement

		Consolidated
		Three-month period ended June 30,		Six-month period ended June 30,
	Notes	2026	2025	2026	2025
Aliança Geração de Energia S.A.	27(a)	–	–	–	(674)
		–	–	–	(674)

		Parent company
		Three-month period ended June 30,		Six-month period ended June 30,
	Notes	2026	2025	2026	2025
Aliança Geração de Energia S.A.	27(a)	–	–	–	(674)
		–	–	–	(674)

a) Divestment of Aliança Geração de Energia S.A. (“Aliança”) – In March 2025, the Company signed an agreement with Global Infrastructure Partners for the sale of 70% of its stake in Aliança, including the operations of Sol do Cerrado solar plant and Risoleta Neves hydroelectric plant. As a result, the related assets and liabilities were classified as held for sale, and Vale recognized an impairment loss in the amount of R$674 (US$117 million) in the income statement of the three-month period ended March 31, 2025, as "Impairment and other results related to non-current assets, net".

The transaction was completed in September 2025, when Vale lost control over Aliança, with the remaining 30% interest being accounted for as an investment in an associate using the equity method.

b) Thompson Operations, Canada (held for sale) – In January 2025, Vale announced a strategic review to explore alternatives related to Vale Base Metals’ global mining portfolio, including the intention to assess a potential divestment of its mining and exploration assets in Thompson, Manitoba, as part of a process to optimize and enhance the competitiveness of its integrated nickel portfolio.

In February 2026, the Company entered into a binding agreement to establish a new company, together with Exiro Minerals Corporation, Orion Resources Partners LP, and Canada Growth Fund Inc., collectively referred to as "the Investors”.

Under the terms of the agreement, Vale will hold an 18.9% equity interest in the new company through the contribution of the Thompson assets, including certain related obligations, and a cash contribution of up to R$78 (US$15 million). The Investors will hold a combined 81.1% equity interest in the new company through a cash contribution of up to R$958 (US$185 million).

The agreement also provides that the Company may receive an earn-out of up to R$1,035 (US$200 million), payable over a period of up to 20 years, subject to the achievement of certain nickel price levels. Based on current estimates, Vale does not expect such milestones to be achieved.

The Company does not expect material effects resulting from the completion of the transaction, which is expected by the end of 2026, subject to customary regulatory and governmental approvals. Upon completion of the transaction, Vale's interest in the new company will be accounted for as an investment in an associate and subsequently measured using the equity method, due to the significant influence that the Company will exercise over the investee.

59

As a result of the aforementioned agreement, Vale classified the assets to be contributed and the liabilities to be transferred as non-current assets held for sale, as presented below.

June 30, 2026
Assets
Inventories	138
Total assets (i)	138

Liabilities
Asset retirement obligations (ii)	779
Leases	20
Employee benefits	137
Total liabilities	936

(i)The carrying amount of property, plant and equipment has been fully impaired since 2024.

(ii) Although the agreement provides for the transfer of the decommissioning obligations related to the Thompson operating assets, Vale will assume the obligation to reimburse such liability up to a limit of R$1,458 (CAD400 million). Accordingly, upon derecognizing the currently estimated liability of R$779 (US$151 million) at the closing of the transaction, the Company will recognize a new liability in the same amount, related to the reimbursement obligation, which is within the limit established in the agreement.

28. Employee benefits

		Current liabilities		Non-current liabilities
	Notes	June 30, 2026	December 31, 2025	June 30, 2026	December 31, 2025
Payroll, related charges and other remunerations		4,205	5,580	–	–
Charges related to share-based payments	28(a)	27	280	–	–
Employee post-retirement obligation	28(b)	358	374	6,135	6,680
		4,590	6,234	6,135	6,680

a) Share-based payments

For the long-term incentive programs, the Company compensation plans include Matching Program and Performance Share Unit program (“PSU”), with three-year-vesting cycles, respectively, with the aim of encouraging employee’s retention and encouraging their performance. The fair value of the programs is recognized on a straight-line basis in the income statement, with a corresponding entry in the equity, over the three-year required service period, net of estimated losses.

Matching Program

For the Matching program, the participants can acquire Vale’s common shares in the market. If the shares acquired are held for a period of three years, obeying the program rules, the participant is entitled to receive from Vale an award in shares, equivalent to the number of shares originally acquired.

The fair value of the Matching program was estimated using the Company's share price and ADR and the number of shares granted on the grant date.

	2026 Program	2025 Program	2024 Program
Granted shares	1,870,710	2,453,783	2,244,659
Share price	83.14	57.69	60.05

60

Performance Shares Units (“PSU”)

Under the PSU, eligible executives can earn, after a three-year vesting cycle, an award in common shares conditioned to Vale's performance factor measured based on Total Shareholder Return ("TSR"), ROIC and Environmental, Social and Governance ("ESG") metrics.

The fair value of the PSU program was measured by estimating the performance factor using Monte Carlo simulations for the Return to Shareholders Indicator and health and safety and sustainability indicators. The assumptions used for the Monte Carlo simulations are shown in the table below, as well as the result used to calculate the expected value of the total performance factor.

	2026 Program	2025 Program	2024 Program
Granted shares	2,014,599	1,973,979	1,873,175
Date shares were granted	May 5, 2026	May 6, 2025	April 29, 2024
Share price	78.39	53.00	63.90
Expected volatility	28.12%	33.82%	35.60%
Expected term (in years)	3	3	3
Expected shareholder return indicator	94.04%	87.67%	66.95%
Expected performance factor	92.23%	104.25%	97.00%

b) Employee post-retirement obligation

Reconciliation of assets and liabilities recognized in the statement of financial position

	Consolidated
	June 30, 2026	December 31, 2025
Movements of assets ceiling
Balance at beginning of the period	5,487	5,329
Interest income	259	575
Changes on asset ceiling	(223)	(338)
Translation adjustment	(105)	(79)
Balance at end of the period	5,418	5,487

Amount recognized in the statement of financial position
Present value of actuarial liabilities	(29,262)	(31,021)
Fair value of assets	28,688	30,107
Effect of the asset ceiling	(5,418)	(5,487)
Liabilities, net	(5,992)	(6,401)

Current assets	96	166
Non-current assets	405	487
Assets	501	653
Current liabilities	(358)	(374)
Non-current liabilities	(6,135)	(6,680)
Liabilities	(6,493)	(7,054)

29. Related parties

The Company’s related parties are subsidiaries, joint ventures, associates, shareholders and its related entities and key management personnel of the Company.

Related party transactions were made by the Company on terms equivalent to those that prevail in arm´s-length transactions, with respect to price and market conditions that are no less favorable to the Company than those arranged with third parties.

61

Net operating revenue relates mainly to sale of iron ore and right to use capacity on railroads. Cost and operating expenses mostly relate to the variable lease payments of the pelletizing plants. In June 2026, Vale renewed its contract with MRS for the rail transportation of iron ore, pellets, and related products from loading terminals in Minas Gerais to port terminals in Rio de Janeiro. The contract, effective until 2041, includes a take-or-pay clause under which Vale guarantees MRS the payment of 85% of the annual budgeted revenue based on the approved transportation program. The estimated nominal value of the contract is approximately R$43.5 billion (US$8.4 billion) over 15 years.

Purchases, accounts receivable and other assets, and accounts payable and other liabilities relate largely to amounts charged by joint ventures and associates related to the pelletizing plants operational lease and railway transportation services.

The effects arising from the failure of the Fundão tailings dam, owned by the joint venture Samarco Mineração S.A., are presented in note 23, and the other effects associated with investments in joint ventures and associates are presented in note 26.

a) Transactions with related parties

	Consolidated
Three-month period ended June 30,	2026			2025
	Net operating revenue	Cost and other operating revenues and expenses	Financial result	Net operating revenue	Cost and other operating revenues and expenses	Financial result
Associates and Joint Ventures
Pelletizing companies (i)	–	(227)	(43)	–	(21)	(56)
MRS Logística S.A.	–	(646)	–	–	(631)	–
Norte Energia S.A.	–	(128)	–	–	(85)	–
Vale Oman Distribution Center	–	(433)	–	–	(349)	–
VLI	474	(42)	–	550	(56)	(6)
PTVI	–	(782)	–	–	(779)	–
Anglo American	–	(474)	23	–	(270)	38
Aliança Geração de Energia S.A.	–	(251)	–	–	–	–
Others	15	–	3	51	–	(32)
	489	(2,983)	(17)	601	(2,191)	(56)
Shareholders
Bradesco	–	–	(110)	–	–	596
Mitsui	156	–	–	156	–	–
Cosan	–	–	–	8	(47)	–
Banco do Brasil	–	–	138	–	–	1
	156	–	28	164	(47)	597
Total	645	(2,983)	11	765	(2,238)	541

62

	Consolidated
Six-month period ended June 30,	2026			2025
	Net operating revenue	Cost and other operating revenues and expenses	Financial result	Net operating revenue	Cost and other operating revenues and expenses	Financial result
Associates and Joint Ventures
Pelletizing companies (i)	–	(392)	(89)	–	(173)	(113)
MRS Logística S.A.	–	(1,115)	–	–	(1,226)	–
Norte Energia S.A.	–	(268)	–	–	(162)	–
Vale Oman Distribution Center	–	(649)	–	–	(725)	–
VLI	889	(86)	–	945	(125)	(13)
PTVI	–	(1,617)	–	–	(1,707)	–
Anglo American	–	(849)	46	–	(270)	38
Aliança Geração de Energia S.A.	–	(555)	–	–	–	–
Others	54	–	2	91	–	(15)
	943	(5,531)	(41)	1,036	(4,388)	(103)
Shareholders
Bradesco	–	–	101	–	–	1,350
Mitsui	332	–	–	352	–	–
Cosan	–	–	–	46	(93)	–
Banco do Brasil	–	–	273	–	–	1
	332	–	374	398	(93)	1,351
Total	1,275	(5,531)	333	1,434	(4,481)	1,248

	Parent company
Three-month period ended June 30,	2026			2025
	Net operating revenue	Cost and other operating revenues and expenses	Financial result	Net operating revenue	Cost and other operating revenues and expenses	Financial result
Subsidiaries
Vale International	25,825	–	(1,173)	28,111	–	(607)
Aliança Geração de Energia S.A.	–	–	–	–	(135)	–
Companhia Portuária da Baía de Sepetiba	2	(130)	–	1	(164)	–
Investment fund	–	–	(73)	–	–	(99)
Others	102	(88)	35	71	(101)	28
	25,929	(218)	(1,211)	28,183	(400)	(678)
Associates and Joint Ventures
Pelletizing companies (i)	–	(227)	(4)	–	(21)	(9)
MRS Logística S.A.	–	(646)	–	–	(631)	–
Norte Energia S.A.	–	(84)	–	–	(85)	–
VLI	474	(30)	–	550	(41)	(6)
Anglo American	–	(474)	(1)	–	(270)	2
Aliança Geração de Energia S.A.	–	(251)	–	–	–	–
Others	36	–	3	51	–	(15)
	510	(1,712)	(2)	601	(1,048)	(28)
Shareholders
Bradesco	–	–	(110)	–	–	595
Cosan	–	–	–	5	(39)	–
Banco do Brasil	–	–	138	–	–	–
	–	–	28	5	(39)	595
Total	26,439	(1,930)	(1,185)	28,789	(1,487)	(111)

63

	Parent company
Six-month period ended June 30,	2026			2025
	Net operating revenue	Cost and other operating revenues and expenses	Financial result	Net operating revenue	Cost and other operating revenues and expenses	Financial result
Subsidiaries
Vale International	48,735	32	(1,606)	51,750	–	(1,727)
Aliança Geração de Energia S.A.	–	–	–	–	(267)	–
Companhia Portuária da Baía de Sepetiba	3	(204)	–	2	(269)	–
Investment fund	–	–	(149)	–	–	(192)
Others	147	(150)	45	131	(194)	33
	48,885	(322)	(1,710)	51,883	(730)	(1,886)
Associates and Joint Ventures
Pelletizing companies (i)	–	(392)	(9)	–	(173)	(17)
MRS Logística S.A.	–	(1,115)	–	–	(1,226)	–
Norte Energia S.A.	–	(177)	–	–	(162)	–
VLI	889	(66)	–	945	(95)	(13)
Anglo American	–	(849)	(1)	–	(270)	2
Aliança Geração de Energia S.A.	–	(555)	–	–	–	–
Others	75	–	2	91	–	(15)
	964	(3,154)	(8)	1,036	(1,926)	(43)
Shareholders
Bradesco	–	–	100	–	–	1,349
Cosan	–	–	–	20	(67)	–
Banco do Brasil	–	–	273	–	–	–
	–	–	373	20	(67)	1,349
Total	49,849	(3,476)	(1,345)	52,939	(2,723)	(580)

(i) Aggregated entities: Companhia Coreano-Brasileira de Pelotização, Companhia Hispano-Brasileira de Pelotização, Companhia Ítalo-Brasileira de Pelotização and Companhia Nipo-Brasileira de Pelotização.

b) Outstanding balances with related parties

	Consolidated
	Assets
	June 30, 2026			December 31, 2025
	Cash and cash equivalents	Accounts receivable	Dividends receivable and other assets	Cash and cash equivalents	Accounts receivable	Dividends receivable and other assets
Associates and Joint Ventures
Pelletizing companies (i)	–	–	–	–	–	38
MRS Logística S.A.	–	–	222	–	1	49
VLI	–	386	–	–	224	–
PTVI	–	2	–	–	4	–
Anglo American	–	–	1,310	–	–	1,397
Others	–	30	49	–	34	47
	–	418	1,581	–	263	1,531
Shareholders
Bradesco	4,067	–	402	5,522	–	449
Banco do Brasil	214	–	325	1,024	–	50
Mitsui	–	144	–	–	271	–
	4,281	144	727	6,546	271	499
Pension plan	–	140	–	–	97	–
Total	4,281	702	2,308	6,546	631	2,030

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	Consolidated
	Liabilities
	June 30, 2026		December 31, 2025
	Supplier and contractors	Other liabilities	Supplier and contractors	Other liabilities
Associates and Joint Ventures
Pelletizing companies (i)	340	1,120	156	1,293
MRS Logística S.A.	97	–	136	–
Vale Oman Distribution Center	234	–	271	–
VLI	10	587	16	446
PTVI	259	–	319	–
Anglo American	287	–	152	–
Others	209	–	236	1
	1,436	1,707	1,286	1,740
Shareholders
Bradesco	–	–	–	133
Banco do Brasil	–	4	–	–
	–	4	–	133
Total	1,436	1,711	1,286	1,873

(i) Aggregated entities: Companhia Coreano-Brasileira de Pelotização, Companhia Hispano-Brasileira de Pelotização, Companhia Ítalo-Brasileira de Pelotização and Companhia Nipo-Brasileira de Pelotização.

	Parent company
	Assets
	June 30, 2026			December 31, 2025
	Cash and cash equivalents	Accounts receivable	Dividends receivable and other assets	Cash and cash equivalents	Accounts receivable	Dividends receivable and other assets
Subsidiaries
Vale International S.A.	–	11,589	–	–	12,332	–
Minerações Brasileiras Reunidas S.A.	–	–	76	–	–	76
Salobo Metais	–	1,239	–	–	1,156	–
Others	–	49	44	–	27	74
	–	12,877	120	–	13,515	150
Associates and Joint Ventures
Pelletizing companies (i)	–	–	–	–	–	38
MRS Logística S.A.	–	–	40	–	1	3
VLI	–	386	–	–	224	–
Anglo American	–	–	37	–	–	34
Others	–	30	48	–	34	47
	–	416	125	–	259	122
Shareholders
Bradesco	1,060	–	402	2,540	–	449
Banco do Brasil	86	–	325	523	–	50
	1,146	–	727	3,063	–	499
Pension Plan	–	140	–	–	97	–
Total	1,146	13,433	972	3,063	13,871	771

65

	Parent company
	Liabilities
	June 30, 2026			December 31, 2025
	Supplier and contractors	Export Pre-Payments	Other liabilities	Supplier and contractors	Export Pre-Payments	Other liabilities
Subsidiaries
Vale International S.A.	–	71,876	5,000	–	65,515	5,296
Salobo Metais	9	–	135	9	–	135
Investment fund	–	–	2,120	–	–	2,285
Others	188	–	123	148	–	127
	197	71,876	7,378	157	65,515	7,843
Associates and Joint Ventures
Pelletizing companies (i)	340	–	–	156	–	–
MRS Logística S.A.	97	–	–	136	–	–
VLI	7	–	587	14	–	446
Anglo American	287	–	–	152	–	–
Others	167	–	–	185	–	1
	898	–	587	643	–	447
Shareholders
Bradesco	–	–	–	–	–	133
Banco do Brasil	–	–	4	–	–	–
	–	–	4	–	–	133
Total	1,095	71,876	7,969	800	65,515	8,423

(i) Aggregated entities: Companhia Coreano-Brasileira de Pelotização, Companhia Hispano-Brasileira de Pelotização, Companhia Ítalo-Brasileira de Pelotização and Companhia Nipo-Brasileira de Pelotização.

c) Key management personnel compensation

During the six-month period ended June 30, 2026, the compensation of the Company’s key management personnel, including share-based payments, was R$73 (US$14 million) (2025: R$88 (US$15 million)).

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Basis of preparation and other requirements

Vale São Luís Botanical Park
Photo: Isaque Junior

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30. Basis of preparation of consolidated interim financial statements

The Company's consolidated and individual interim financial statements (equivalent to condensed interim financial statements) ("interim financial statements") have been prepared and are being presented in accordance with CPC 21 (R1) - Interim Financial Reporting, issued by the Accounting Pronouncements Committee (“CPC”), and in accordance with IAS 34 – Interim Financial Reporting, as issued by the International Accounting Standards Board (“IASB”). All material information for the interim financial statements, and only this information, are presented and consistent to those used by the Company's Management.

The interim financial statements have been prepared to update users on the relevant events and transactions that occurred in the period and must be read together with the financial statements for the year ended December 31, 2025. All accounting policies, accounting estimates and judgments, risk management and measurement methods are the same as those adopted in the preparation of the latest annual financial statements.

These interim financial statements were authorized for issue by the Board of Directors on July 30, 2026.

a) Statement of Value Added

The presentation of the parent company and consolidated statements of value added is required by Brazilian corporate legislation for listed companies. The Statement of Value Added was prepared in accordance with Technical Pronouncement CPC 09 – Statement of Value Added. IFRS do not require the presentation of this statement and, therefore, the Statement of Value Added is presented as supplementary information, without prejudice to the set of interim financial statements.

b) Functional currency and presentation currency

The functional currency of the Parent Company and its subsidiaries in Brazil is the Brazilian real (“R$”), which is the currency of the primary economic environment in which Vale operates (“functional currency”). The functional currency of the main direct subsidiaries operating in an international economic environment is the United States dollar (“US$”).

The main exchange rates used by the Company to translate the financial information of investees whose functional currency differs from Vale S.A.’s functional currency were as follows:

	Closing rate					Average rate
			Three-month period ended June 30,		Six-month period ended June 30,
	June 30, 2026	December 31, 2025	2026	2025	2026	2025
US Dollar ("US$")	5.1766	5.5024	5.0494	5.6661	5.1543	5.7591
Canadian dollar ("CAD")	3.6442	4.0187	3.6469	4.0932	3.7403	4.0867
Euro ("EUR")	5.9106	6.4692	5.8703	6.4236	6.0107	6.2922

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(A free translation of the original in Portuguese)

Report on review of parent company and consolidated condensed interim financial statements

To the Board of Directors and Shareholders

Vale S.A.

Introduction

We have reviewed the accompanying condensed interim statement of financial position of Vale S.A. ("Company") as at June 30, 2026 and the related condensed interim statements of income and comprehensive income for the quarter and six-month periods then ended, and the interim statements of changes in equity and cash flows for the six-month period then ended, as well as the accompanying consolidated condensed interim statement of financial position of Vale S.A. and its subsidiaries ("Consolidated") as at June 30, 2026 and the related consolidated condensed interim statements of income and comprehensive income for the quarter and six-month periods then ended, and the consolidated interim statements of changes in equity and cash flows for the six-month period then ended, and explanatory notes.

Management is responsible for the preparation and presentation of these parent company and consolidated condensed interim financial statements in accordance with the accounting standard CPC 21, Interim Financial Reporting, of the Brazilian Accounting Pronouncements Committee (CPC), and International Accounting Standard (IAS) 34 - Interim Financial Reporting, of the International Accounting Standards Board (IASB). Our responsibility is to express a conclusion on these condensed interim financial statements based on our review.

Scope of review

We conducted our review in accordance with Brazilian and International Standards on Reviews of Interim Financial Information (NBC TR 2410 - Review of Interim Financial Information Performed by the Independent Auditor of the Entity, and ISRE 2410 - Review of Interim Financial Information Performed by the Independent Auditor of the Entity, respectively). A review of interim financial information consists of making inquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures. A review is substantially less in scope than an audit conducted in accordance with Brazilian and International Standards on Auditing and consequently did not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion.

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Conclusion

Based on our review, nothing has come to our attention that causes us to believe that the accompanying parent company and consolidated condensed interim financial statements referred to above are not prepared, in all material respects, in accordance with CPC 21 and IAS 34.

Other matters

Condensed statements of value added

The condensed interim financial statements referred to above include the parent company and consolidated condensed interim value added statements for the six-month period ended June 30, 2026. These statements are the responsibility of the Company's management and are presented as supplementary information under IAS 34. These statements have been subjected to review procedures performed together with the review of the condensed interim financial statements for the purpose of concluding whether they are reconciled with the condensed interim financial statements and accounting records, as applicable, and if their form and content are in accordance with the criteria defined in the accounting standard CPC 09 - "Statement of Value Added". Based on our review, nothing has come to our attention that causes us to believe that these condensed interim value added statements have not been properly prepared, in all material respects, in accordance with the criteria established in this accounting standard, and consistent with the parent company and consolidated condensed interim financial statements taken as a whole.

Rio de Janeiro, July 30, 2026

/s/ PricewaterhouseCoopers

Auditores Independentes Ltda.

CRC 2SP000160/F-5

/s/ Leandro Mauro Ardito

Contador CRC 1SP188307/O-0

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Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Vale S.A. (Registrant)

	By:	/s/ Thiago Lofiego
Date: July 30, 2026		Director of Investor Relations